UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For September 5, 2024 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

1 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 • Proactive safety strategy with group LTIFR1 of 5.53 from 5.49 per million hours worked, below 6 for third consecutive financial year • 132% increase in headline earnings per share to 1 852 SA cents (99 US cents) per share from 800 SA cents (45 US cents) per share • A final dividend2, 3 declared of 94 SA cents (5 US cents) per share • Record operating free cash flow4, up 111% to R12 743 million (US$681 million) driven by higher recovered grades and a higher average gold price received • 6% increase in underground recovered grades to 6.11g/t from 5.78g/t • 6% increase in total gold production to 48 578kg (1 561 815oz) from 45 651kg (1 467 715oz) • Increase in production of 17% at Mponeng, 34% at Mine Waste Solutions and 17% at Hidden Valley due to improved recovered grades • 1% increase in group all-in sustaining costs (AISC) to R901 550/kg (US$1 500/oz) from R889 766/kg (US$1 558/oz) • 16% increase in average gold price received to R1 201 653/kg (US$1 999/oz) from R1 032 646/kg (US$1 808/oz) • 25% increase in group revenue to R61 379 million (US$3 282 million) from R49 275 million (US$2 774 million) • Operating free cash flow of R2 188 million (US$117 million) generated by Hidden Valley due to excellent recovered grades, compared to R615 million (US$35 million) • Strong, flexible balance sheet now in a net cash position of R2 899 million (US$159 million) • Liquidity of R12 649 million (US$695 million) in cash and undrawn facilities • Copper represents 21% of total declared Mineral Resources of 136.5 million ounces (Moz); declared Mineral Reserves increased by 2% to 40.3Moz • Expanded renewable programme to over 500MW from 363MW to support life-of-mine extensions MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW In the past financial year, Harmony delivered an exceptional combined performance across our operations. This achievement was a result of clear strategic intent and successful execution, enabling us to deliver above plan and capitalise on higher gold prices. This resulted in a record year for the Company. We aim to excel at what we do and I believe we achieved this goal. While the gold price received continues to provide sustained tailwinds, the true driver of value has been our investment in quality ounces alongside our demonstrated capability in the regions we operate. As we transform into a global gold-copper producer, the foundations are in place which will enable us to continue on this growth trajectory through the extraction of safe, profitable ounces and value accretive acquisitions. Sustainable mining and embedded environmental, social and governance (ESG) practices have resulted in a lower overall risk profile. Safety remains our priority. We continue to strive for zero harm through the proactive monitoring of leading indicators, the use of real-time data and the continual reinforcement of personal ownership of safety. Our long-term safety record continues to trend in the right direction. Our lost time injury frequency rate for FY24 is 5.53 per million hours worked from 5.49 in FY23. We remain on the right path, evidenced by our leading and lagging safety indicators which continue to improve. Our strong operational metrics, which include grade, costs and production, have resulted in an expansion in operating free cash flow margins and improved profitability. Our ongoing investment in quality ounces is delivering the desired results resulting in improved cash certainty. We have created a long, diversified production profile with substantial gold and copper Mineral Resources of 136.5 million ounces and Mineral Reserves of 40.3 million ounces. This offers excellent Mineral Reserve conversion potential and cash generation, both now and in years to come. Group production for this reporting period increased by 6% to 48 578kg (1 561 815oz) from 45 651kg (1 467 715oz) in FY23. This was mainly due to higher recovered grades at Mponeng, Hidden Valley and Mine Waste Solutions. Recovered grades at the South African underground operations increased by 6% to 6.11g/t from 5.78g/t in the previous reporting period. This was driven by our high-grade operations, Mponeng and Moab Khotsong. Recovered grades at Hidden Valley increased by 33% to 1.52g/t from 1.14g/t in FY23 while Mine Waste Solutions delivered a 36% increase in recovered grade to 0.166g/t in this financial year from 0.122g/t. KEY HIGHLIGHTS for the financial year 2024 (FY24) vs the financial year 2023 (FY23) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the company”) FY24* RESULTS for the year ended 30 June 2024 HARMONY'S FULL-YEAR OPERATIONAL AND FINANCIAL PERFORMANCE ELEVATES COMPANY TO NEW HEIGHTS ON THE BACK OF HIGH RECOVERED GRADES, SUSTAINED OPERATIONAL EXCELLENCE AND RECORD GOLD PRICES * The condensed consolidated financial statements for the full year ended 30 June 2024 on pages 25 to 45 have been reviewed by our external auditors, Ernst & Young Inc. Operating free cash flow, cash operating costs, total all-in sustaining costs, total all-in costs, reconciliation of non-GAAP measures and the convenience translation are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been extracted, without adjustment, from the document titled Pro forma Financial Information for the year ended 30 June 2024. This document, along with the independent auditor’s assurance report thereon, is available for inspection at the Company’s registered offices. 1 LTIFR – lost time injury frequency rate 2 See dividend notice on page 10 for the details 3 Illustrative equivalent based on the closing exchange rate of R17.82/US$1 as at 30 August 2024 4 Operating free cash flow = revenue – cash operating cost – capital expenditure - Franco-Nevada non-cash adjustment +- impact of run-of-mine as per operating results Johannesburg, South Africa. Thursday, 5 September 2024. Harmony Gold Mining Company Limited is pleased to report our financial and operational results for the financial year ended 30 June 2024.

2 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 Group revenue for this reporting period increased by 25% to R61 379 million (US$3 282 million) from R49 275 million (US$2 774 million). This increase was a result of the higher recovered grades and a 16% increase in average gold price received to R1 201 653/kg (US$1 999/oz) from R1 032 646/kg (US$1 808/oz) in FY23. Gold revenue increased by 23% to R58 269 million (US$3 116 million) from R47 519 million (US$2 675 million). The streaming contract with Franco Nevada concludes in the second quarter of the 2025 financial year. This contract resulted in Mine Waste Solutions' average gold price received for FY24 to be approximately 18% below the average gold price received at our other operations. Once this contract ends, we expect a further boost to gold revenue and cash flows. Silver production increased by 39% to 114 240kg (3 672 899oz), from 82 093kg (2 639 344oz) in FY23. Hidden Valley contributes the majority of our silver production. The average silver price received also increased by 19% to R14 853/kg (US$24.72/oz), from R12 505/kg (US$21.89/oz) in FY23. As a result, we generated R1 667 million (US$89 million) in silver revenue in FY24 compared to R1 021 million (US$57 million) in the comparable reporting period. Uranium is a by-product from the gold extraction process at Moab Khotsong. Uranium production for this reporting period increased by 13% to 267 667kg (590 104lb) from 237 438kg (523 461lb) in FY23. Year-on-year, the average uranium price received increased by 52% to US$76.23/lb from US$50.05/lb, resulting in uranium revenue of R866 million (US$46 million) compared to R304 million (US$17 million) in the previous reporting period. Group operating free cash flows increased by 111% to R12 743 million (US$681 million), from R6 031 million (US$339 million). This is the highest operating free cash flow ever generated at Harmony. Operating free cash flow margins increased to 22% from 13% in the previous financial year. We believe these improved margins are sustainable as a result of higher recovered grades and the increase in contribution from our high-margin surface source operations. Operating costs are actively managed and we again demonstrated that our costs remain under control. In US dollar terms, all-in sustaining costs decreased by 4% to $1 500/oz mainly as a result of the higher recovered grades alongside a 5% depreciation in the average exchange rate from R17.76 to R18.70 against the US dollar. The higher by-product credits from silver and uranium provided a further offset to our costs per unit. • Cash operating costs in FY24 increased by 3% (which is well below mining inflation of 9%), to R758 736/kg (US$1 262/oz) from R735 634/kg (US$1 288/oz) • AISC increased by 1% to R901 550/kg (US$1 500/oz) from R889 766/kg (US$1 558/oz) • All-in costs (AIC) increased by 3% to R969 085/kg (US$1 612/oz) from R938 997/kg (US$1 644/oz). This was mainly as a result of the ongoing major capital spent at Mine Waste Solutions to extend the Kareerand Tailings Storage Facility (TSF) and the Moab Khotsong extension project. Effective capital allocation, good financial discipline and operational excellence have resulted in record operating free cash flows this financial year and remain critical for the success of our project execution as we continue creating long-term value for our shareholders and stakeholders. It is important we continue development at our mature assets to maintain flexibility and optimise cash-generation over life-of-mine. Sustaining capital will therefore increase in FY25 as we increase development meters. While we are in a period of high-capital expenditure, capital intensity is affordable and our balance sheet has remained strong and flexible. We continue allocating the lion's share of our major capital to our South African underground high-grade mines and our South African surface source operations as we aim to create meaningful shareholder value through improved returns on capital. The South African underground optimised assets continue to receive sustaining capital as we maintain flexibility and generate optimal operating free cash flows over the life of these assets. Group capital expenditure for FY24 increased by 10% to R8 327 million (US$445 million) from R7 598 million (US$428 million) in FY23, primarily as a result of the Mine Waste Solutions TSF extension project. This project is progressing well and first deposition is imminent. Our large capital projects include the Moab Khotsong and Mponeng extensions and Eva Copper (pending the outcome of the feasibility study update). To manage project execution risk, we have established a central projects team to ensure we deliver our projects on time, within budget and at the highest possible standards. We remain in a meaningful net cash position with excellent liquidity as we build a war chest to fund our comprehensive project pipeline aimed at transforming Harmony into a global gold-copper company. With R12 649 million (US$695 million) in available headroom through cash and undrawn facilities, we are well- positioned to execute on our project pipeline. US$200 million (R3 747 million) was repaid on the US$400 million facility during the financial year. We aim to keep net debt to EBITDA below 1 times and are fortunate to have a net cash position of R2 899 million (US$159 million) as at the end of June 2024. Basic earnings per share increased by 78% to 1 386 SA cents (74 US cents) compared to 780 SA cents (44 US cents) per share in the previous reporting period. Headline earnings per share increased by 132% to 1 852 SA cents (99 US cents) per share compared to 800 SA cents (45 US cents) per share in FY23. Harmony’s dividend policy is to pay a return of 20% of net free cash generated* to shareholders at the discretion of the board of directors. Therefore, we are pleased to announce a final dividend** of 94 SA cents (5 US cents) per share for this reporting period, bringing the total cash returned to shareholders for the financial year to R1 394 million. * Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses. ** The dividend was converted using a closing exchange rate of R17.82/US$1 at 30 August 2024. RESPONSIBLE STEWARDSHIP Health and safety We strive for continuous improvement through an iterative process to ensure we remain on track to achieve our goal of zero loss of life. We are focussing on reinforcing personal ownership of all aspects of safety. Risk management is embedded throughout Harmony and we identify and eliminate potential hazards in a proactive manner. The implementation and monitoring of real-time data points has given us better visibility and understanding of the key risks associated with our operations, enabling us to address leading indicators that may result in safety incidents. As we continue on our safety journey, we should also recognise those achievements which reflect the tireless work which goes into creating a safe operating mine. Some notable milestones achieved in FY24 include: • Joel (2 287 days), Moab Khotsong (687 days) and Masimong (2 416 days), each achieved over 3 million loss-of-life free shifts • Target 1 (1 243 days) achieved over 1 million loss-of-life free shifts. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

3 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 We are deeply saddened that seven of our colleagues lost their lives in mine-related accidents during the financial year. We pay our respects and send our heartfelt condolences to the families and loved ones of our colleagues who tragically passed away. We have a holistic approach to healthcare and proactively manage occupational and non-occupational diseases, and the mental health of our employees and host communities. Sustainable development Responsible Stewardship is embedded in our operating model. Our sustainable development strategy aims to reduce risk while maximising opportunities, leaving a positive impact through shared value creation. Our strategic direction and decision making are guided by clear, measurable goals, while keeping our stakeholders’ needs and interests top of mind. Upholding the Harmony values at all times is integral to our success and we remain committed to living our five values both at home and at work. Our values are: Safety, Accountability, Achievement, Connectedness and Honesty. We continue to receive positive external recognition for our embedded approach to sustainability and disclosure transparency. These include: • inclusion in the FTSE4Good Index for the seventh consecutive year and in the top 5% of the sub-sector • inclusion in the Bloomberg Gender-Equality Index for six consecutive years, evidence that we embrace gender diversity and inclusivity, and treat all our employees fairly, without bias or prejudice of any kind • a score of ‘A’ from the CDP for our best practice water management strategy in 2023. Our decarbonisation strategy considers climate change-related risks and opportunities, rebalancing our asset portfolio, driving energy efficiency, improving the reliability and sustainability of our energy mix, as well as adaptation to climate change. As at the end of FY24, we have reduced our energy consumption by a cumulative 1.9 terawatt hours. This translates to cumulative energy savings of R2 240 million (US$143 million) or 2.1 million tonnes of carbon dioxide equivalents since 2016. On the back of various life-of-mine extensions, we have had to revise our renewable energy programme and are pleased to announce an expanded renewable energy programme. Our previous plan included 363MW in installed capacity from renewable energy sources by financial year 2026. Our revised plan has increased this to over 500MW plus an opportunity for an additional 200MW through short-term purchase power agreements (PPA) by 2028. We expect to break ground on Phase 2a of our renewable programme in the first quarter of the financial year 2025. The construction of this 100MW solar photovoltaic plant at Moab Khotsong will be funded partially through our existing green loan facility. We remain committed to meeting our targets to reduce absolute Scope 1 and 2 emissions by 63% by financial year 2036 from a 2021 base year as approved by the Science Based Targets initiative (SBTi). More information is available on our website. Our FY24 ESG and climate-related financial disclosure reports will be published on 25 October 2024. * This amount was converted using the spot exchange rate of R18.19/US$1 at 30 June 2024. OPERATIONAL AND FINANCIAL RESULTS FOR FY24 Our South African high-grade operations, Mponeng and Moab Khotsong, continue to demonstrate the importance of grade and once again delivered an outstanding set of operating results. The South African surface operations also delivered vastly improved operational metrics overall, with higher production from Mine Waste Solutions being the main driver of the improved contribution. Hidden Valley's strong performance was attributable to the high-grade 'Big Red' ore body which we have now mined out, as previously communicated. Not only did this drive higher recovered grades, but also resulted in record silver production. 1. South African underground operations: high-grade Mponeng and Moab Khotsong delivered a combined 15% improvement in underground recovered grades to 9.02g/t in FY24 from 7.83g/t in FY23. Production for FY24 increased by 9% to 15 350kg (493 512oz) compared to 14 117kg (453 871oz) in FY23. At Mponeng, underground recovered grades increased by 18% to 9.94g/t in FY24 from 8.43g/t in FY23. This contributed to a 17% increase in gold production at Mponeng for the full year to 8 751kg (281 350oz) from 7 449kg (239 490oz) in FY23. We are currently mining through high-grade areas on both the eastern and western blocks on 123 and 126 levels, and therefore expect good grades to be sustained well into the 2025 financial year. Early works on the Mponeng life-of-mine extension project continue, with the main project starting in the first quarter of the 2025 financial year. This project will access the Ventersdorp Contact Reef (VCR) and Carbon Leader Reef (CLR) orebodies below existing infrastructure. This will be achieved through the selective extraction of the high-grade VCR areas to the east and west, through independent accesses, while eliminating the requirement to mine the lower-grade fretted terrace in the geographical centre of the orebody. We will also mine the CLR at the TauTona shaft pillar, accessing this through the 75 level at Mponeng. This entire project extends the life of Mponeng to 20 years and added 2.34Moz in Mineral Reserves. The Moab Khotsong life-of-mine extension project remains on schedule. AISC for our high-grade underground operations remained largely flat year-on-year, increasing by 1% to R791 088/kg (US$1 316/oz) in FY24 from R783 311/kg (US$1 371/oz) in FY23. Operating free cash flows from these two mines increased by 73% to R5 981 million (US$320 million) in FY24 from R3 448 million (US$194 million) in FY23, mainly due to the higher recovered grades and the higher average gold price received. Mponeng generated R3 817 million (US$204 million) in operating free cash flows during this financial year compared to R2 139 million (US$120 million) in FY23. 2. South African underground operations: optimised Our South African optimised operations comprise Tshepong North, Tshepong South, Joel, Target 1, Masimong, Doornkop and Kusasalethu. These operations delivered a steady operating performance in FY24 supported by an improved year-on-year performance at Target 1 and Kusasalethu. These assets offer good operational gearing and have helped enable transformative opportunities such as the acquisition of Moab Khotsong, Mponeng and related assets. While the optimised assets are typically more mature, they play a critical role in maintaining our social license to operate and in generating the internal capital which will be used in part to help fund our high-grade projects. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

4 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Production in FY24 from these operations was down 3% year-on-year at 19 061kg (612 826oz) compared to 19 641kg (631 474oz) in FY23. Average underground recovered grades at these operations remained largely flat at 4.86g/t from 4.87g/t in the previous reporting period. The AISC for the South African underground optimised operations increased by 12% to R1 110 814/kg (US$1 848/oz) in FY24 from R989 249/kg (US$1 732/oz) in FY23. This increase was mainly due to inflationary increases and lower production. Despite the higher costs, operating free cash flows from these operations increased by 78% to R1 989 million (US$106 million) from R1 115 million (US$63 million) in the previous reporting period. At current gold prices, these assets are generating meaningful returns and continue delivering significant socio- economic benefits. We will continue investing in these assets as long as we can mine both safely and profitably. 3. South African surface operations Our South African surface assets which include Mine Waste Solutions, Phoenix, Central Plant Reclamation, Savuka tailings, the rock dumps and Kalgold, all delivered an excellent set of operating results. This affirms our decision to further invest in our surface retreatment assets. The Kareerand TSF expansion project at Mine Waste Solutions is progressing as planned, with first deposition imminent. We are also in the process of bringing on a fourth processing stream at Mine Waste Solutions. This will increase the total processing capacity from 78 000 tonnes per day to 86 000 tonnes per day. This will only be possible once the Kareerand TSF extension is complete to accommodate the additional residue deposition. Tailings retreatment presents a fantastic opportunity for Harmony due to the lower risk, high margins and positive ESG story associated with these operations. Harmony has an abundance of resources in old gold tailings dams in the Free State, North West and Gauteng regions. We are therefore continuing studies to determine the feasibility of converting 5.7 million ounces in Mineral Resources to Mineral Reserves in the Free State region. This is an excellent example of capital allocation which delivers both commercial and ESG benefits. FY24 production from surface sources increased by 21% to 9 066kg (291 477oz) from 7 523kg (241 872oz) in FY23 mainly as a result of a 36% increase in recovered grades at Mine Waste Solutions and improved performance at Kalgold. The South African surface operations' AISC for FY24 decreased by 8% to R703 730/kg (US$1 171/oz) compared to R764 285/kg (US$1 338/oz) in the previous reporting period. This was mainly due to a 17% increase in recovered grades to 0.21g/t from 0.18g/t in FY23 across these operations. Operating free cash flows generated by these operations increased by 210% to R2 586 million (US$138 million) in FY24 from R835 million (US$47 million) in the previous reporting period. R1 352 million (US$72 million) in major capital was deployed at Mine Waste Solutions. We expect to deploy another R1 198 million (US$66 million) in major capital at Mine Waste Solutions in FY25 to complete the TSF expansion and bring the fourth stream and additional retreatment sources online. 4. International Hidden Valley Gold production in FY24 at Hidden Valley increased by 17% to 5 101kg (164 000oz) from 4 370kg (140 498oz) in FY23. Silver production also increased by 41% to 110 195kg (3 542 852oz) from 78 386kg (2 520 163oz) in FY23. The improved performance was on the back of significantly higher recovered grades from the Kaveroi saddle and Big Red areas, which have now been mined out. Recovered grades in FY24 increased by 33% to 1.52g/t compared to 1.14g/t in the comparable reporting period. Recovered grades will be lower in FY25, now that we have commenced with mining and waste stripping in Stage 8. AISC for FY24 declined by 20% to R814 375/kg (US$1 352/oz) from R1 014 228/kg (US$1 785/oz) due to the higher recovered grades and record silver production. Hidden Valley generated operating free cash flows of R2 188 million (US$117 million) in FY24 compared to R615 million (US$35 million) in FY23. This contribution to the group's operating free cash flows, was the second highest after Mponeng. Studies are underway to determine whether Hidden Valley can be extended beyond financial year 2028. Additional deposition capacity is being sought which could allow for a Stage 9 cutback. Total capital expenditure at Hidden Valley in FY25 remains elevated as we continue with the Stage 8 cutback, procure necessary replacement fleet and continue with TSF expansion work. Wafi-Golpu project Negotiations continue between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the terms of a Mining Development Contract (which is required for a Special Mining Lease). Harmony remains committed to permitting this Tier 1 copper-gold asset. Eva Copper project The feasibility study update for Eva is still underway. We received conditional grant funding of A$20.7 million from the Queensland government after it had declared the Eva project as a 'Prescribed Project', given its strategic importance to the region. The grant funding, which will help accelerate development of this project, is subject to a number of conditions, including that Harmony reaches a positive final investment decision (FID) by January 2026. The grant of A$20.7 million is earmarked for preparatory works at the project site, located 75 kilometres north of Cloncurry and 95 kilometres north-east of Mount Isa, on the traditional lands of the Kalkadoon People. Since the acquisition, 82 000 metres have been drilled to grow the project's resource base. We have significantly de-risked this project and enhanced confidence in the resource estimates as we continue with the update of the feasibility study. Harmony’s current declared Mineral Resource for Eva Copper is 366 million tonnes (Mt) @ 0.40% copper (Cu) for 1 472 kilo tonnes (kt) of copper and 196Mt @ 0.07g/t gold (Au) for 440 kilo ounces (koz) of gold. This is a 1% decrease in copper and a 2% increase in gold from the previous Mineral Resource of 354Mt @ 0.42% Cu for 1 492kt of copper and 184Mt @ 0.08g/t Au for 431Koz of gold. As a result of the planned increase in milling throughput, we expect average annual copper production of between 50 000 tonnes and 60 000 tonnes at an AISC which lies in the middle of the global cost curve. This data is subject to the finalisation of the feasibility study.

5 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 Cost management Total cash operating costs in FY24 increased by 10% to R36 858 million (US$1 971 million) from R33 582 million (US$1 890 million) in FY23. Labour and electricity continue to form the largest components of our cost base. Fixed labour cost escalations remain predictable as a result of the five-year wage agreement which was concluded in April 2024. Electricity tariffs are also regulated in South Africa and we have implemented various energy savings initiatives alongside our renewable energy programme to further manage electricity cost increases. Over 90% of our operating costs are in South African rand which has provided further benefit due to the depreciation against the US dollar. Our stringent planning cycle ensures cost increases remain predictable and in line with our planning parameters. On a per-unit basis, cash operating costs increased by 3% to R758 736/kg (US$1 262/oz) from R735 634/kg (US$1 288/oz) in FY23. Key factors impacting our cash operating costs year-on-year include: • total labour costs increased by 9% mainly due to salary increases and higher production related bonuses • electricity costs increased by 21% mainly as a result of higher annual tariff increases charged by Eskom • royalties increased by 96% due to the higher revenue and profitability of our operations. Foreign exchange gains and losses A foreign exchange translation gain of R97 million (US$5 million) was recognised in FY24 compared to a loss of R634 million (US$36 million) in FY23. This was predominantly as a result of the strengthening of the South African rand to a closing exchange rate of R18.19/US$1 at 30 June 2024 compared to R18.83/US$1 in the previous reporting period, which had a positive impact on US dollar loan balances. Taxation A total taxation expense of R3 082 million (US$165 million) was recognised for the group in FY24 compared to R1 723 million (US$97 million) in FY23. This is a significant contribution to the countries in which we operate. Current tax increased by 276% to R2 416 million (US$129 million) from R643 million (US$36 million) mainly due to the increase in production profits which resulted in higher taxable income. Deferred tax decreased to R666 million (US$36 million) in FY24 from R1 080 million (US$61 million) in FY23 mainly as a result of the annual revision of the deferred tax rates resulting in a decreased rate at Mponeng. Refer to note 5 in the financial statements. Impairment of Target North Project The impairment of R2 793 million (US$154 million) was resultant of new preliminary Mineral Resource estimates, received by management during August 2024 for the Target North project. This was after completion of the surface exploration drilling programme which has been ongoing since 2019. Additional drilling information enabled a better understanding of the geological depositional and mineralisation models whereby constrained estimation domains could be used in the estimation process. The application of industry best practice estimation techniques indicated reduced ounces at a higher grade than the previous estimate. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Since 2007, Target North has been excluded from the reported Mineral Resources until such time that there is enough evidence for the Reasonable Prospect for Eventual Economic Extraction. Refer to note 7 in the financial statements for details on the impairments on property, plant and equipment. Contingent liability The contingent consideration liability increased by R376 million (US$21 million) due to the remeasurement of the liability relating to Mponeng as a result of the inclusion of R268 million (US$15 million) for the Mponeng below-infrastructure royalty. This was partially offset by a payment of R108 million (US$6 million) to AngloGold Ashanti relating to the original Mponeng consideration. Additionally, the liability relating to Eva Copper increased by R193 million (US$11 million) as a result of changes in the assumptions used in the fair value measurement. Derivatives and hedging The South African rand gold price experienced a notable surge in the fourth quarter of the financial year, fluctuating between R1 350 000/kg and R1 470 000/kg. The US dollar gold price moved above US$2 400/oz in the same quarter. This provided hedging opportunities for the group under the selective hedging approach as defined in our hedging strategy and the gold hedge book was filled up to the new higher hedge limits during the second half of FY24. As previously communicated, we have expanded our hedging strategy to protect the group against adverse commodity and currency market fluctuations, reducing our market risk and supporting our capital and growth commitments. Gold collar hedging was introduced to our derivative programme. As at 30 June 2024, we have hedged 638 000 ounces (19 844kg) with Rand gold forward contracts at an average forward price of R1 373 000/kg. In this reporting period, we recorded a net gain on derivatives of R453 million (US$24 million) compared to a net loss of R194 million (US$11 million) in FY23. The gain on foreign exchange derivatives was mainly attributable to the floor rates of the zero cost collars and the average locked-in rates of the forward exchange contracts being higher than the spot exchange rate of R18.19/US$1 at 30 June 2024. Revenue includes a realised hedging loss of R1 265 million (US$68 million) in FY24 compared to R184 million (US$10 million) in FY23 relating to the realised effective portion of hedge-accounted gold derivatives. Refer to notes 2 and 8 in the financial statements for details on the derivative programme. Final dividend In line with our capital allocation framework and dividend policy, and following on the payment of an interim dividend in April 2024, we have declared a final dividend of 94 SA cents (5 US cents) per share. This is on the back of the operating free cash generated throughout the financial year. This, in addition to the interim dividend paid, translates to a full year dividend yield of approximately 1.4% based on our closing share price on 30 August 2024. The decision to pay a dividend is made on the basis that it will be sustainable and will not inhibit future expansion opportunities.

6 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 MINERAL RESOURCES AND MINERAL RESERVES Harmony has a globally significant resource base which includes copper and offers excellent reserve conversion potential. The company’s attributable gold and gold equivalent Mineral Resources are declared as 136.5Moz as at 30 June 2024, a 1% decrease from the 137.8Moz declared as at 30 June 2023. The total gold contained in the Mineral Resources at the South African operations represents 66% of the company total. The Papua New Guinean assets represent 28% and Eva Copper in Australia represents 6% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2024. Copper now represents 21% of our declared Mineral Resources. Harmony’s attributable gold and gold equivalent Mineral Reserves amount to 40.3Moz, a 2% increase from the 39.3Moz declared at 30 June 2023. This increase was mainly due to the Mponeng life-of-mine extension. The gold reserve ounces in South Africa represent 56%, while the Papua New Guinea gold and gold equivalent ounces represent 44% of Harmony’s total Mineral Reserves as at 30 June 2024. The Australian gold and gold equivalent ounces attributable to Eva Copper will be declared once the feasibility study is concluded. FY25 GROUP GUIDANCE Year-on-year production guidance for the group is between 1 400 000 ounces and 1 500 000 ounces at an AISC of between R1 020 000/kg and R1 100 000/kg. Underground recovered grade for FY25 is guided at above 5.8g/t. We remain conservative in our planning assumptions and it should be noted that much of the performance this past year was due to an overachievement at Hidden Valley, Mine Waste Solutions and Mponeng as a result of higher recovered grades. Guidance at our other operations remains largely unchanged. We do, however expect lower production from Doornkop in FY25 as plans at this mine have been revised to ensure we can continue mining both safely and profitably. Our FY25 guidance reflects the higher capital expenditure required to sustain production and our growth plans. Capital expenditure remains manageable and affordable and ensures we continue our current production levels and strong free cash flow generation well into the future. As a result, capital expenditure in FY25 is expected to increase to R10 814 million (US$592 million) mainly as a result of our investment in our major high-grade and surface retreatment projects which have improved the quality of our ounces. We are also increasing our total sustaining capital which includes the necessary fleet replacement at Hidden Valley. We are currently updating the Eva Copper feasibility study. Upon completion, we will provide an updated guidance on the project development costs and proposed funding structure. We have confidence in our planning and cash flow assumptions as a result of the improvement in margins, predictable costs and affordable capital intensity. Our strong balance sheet and operational flexibility means we remain well positioned to maintain the momentum we have built. Refer to assumptions in the summary update of our Mineral Resources and Mineral Reserves on page 11 for further detail. Also refer to our forward-looking statements on page 8 in this regard. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued LOOKING AHEAD After 45 years in the industry, I am retiring at the end of this calendar year. Looking back over the past eight years as CEO of Harmony, I am pleased that our goals and objectives have largely been achieved. This has been a monumental team effort and I have no doubt there is a solid foundation on which Harmony will continue going from strength to strength. Our focus on embedding sustainability in all decision-making has enabled us to lower our overall risk profile. We continue to prioritise improving our safety record and I believe zero loss-of-life can be achieved by taking personal ownership of safety at all times. Through operational excellence, we have improved our key operational metrics, including grade, production and costs. We continue focussing on enhancing safety and productivity throughout Harmony. Through continued investment, we have created a long and diversified production profile with significant copper exposure through two international copper projects. Some of our most profitable operations now have commercial lives of at least 20 years and our significant Mineral Resource base offers further quality Mineral Reserve conversion potential for years to come. We have a clear capital allocation framework which balances our growth aspirations and shareholder returns. This has helped us improve the quality of our ounces while building and maintaining the strong and flexible balance sheet necessary to progress and fund our key projects. We operate with financial discipline and aim to maintain a manageable level of gearing at all times. Our hedge programme and available headroom provides further downside protection to any adverse movements in the gold price as we progress our exciting project pipeline. For over seven decades, Harmony has demonstrated resilience and its ability to extend the life of its assets and create value for all its stakeholders. This foundation has been built on Harmony's five values. Our commitment to the countries in which we operate has ensured that current production levels can be sustained for many more years. Harmony remains an employer and partner of choice wherever we operate, and I believe our operating model presents one of the strongest ESG case studies globally. This is epitomised by 'Mining with Purpose'. A special thank you to my team for their dedication and commitment towards achieving our goals. I would also like to thank our unions for their continued support. We remain grateful to our board, shareholders and other stakeholders for enabling us to position Harmony as a specialist gold producer with a growing international copper footprint. Peter Steenkamp Chief executive officer

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

OPERATING RESULTS

		Year ended 30 June 2024	Year ended 30 June 2023	% Change	Three months ended 30 June 2024	Three months ended 30 June 2023	% change for three months ended June 2024 vs June 2023
Underground recovered grade	g/t	**6.11**	5.78	6	5.99	6.09	(2)
Gold price received	R/kg	**1 201 653**	1 032 646	16	1 321 838	1 143 114	16
	US$/oz	**1 999**	1 808	11	2 215	1 904	16
Gold produced total	kg	**48 578**	45 651	6	11 801	12 302	(4)
	oz	**1 561 815**	1 467 715	6	379 410	395 520	(4)
South African high-grade underground	kg	**15 350**	14 117	9	3 986	4 105	(3)
	oz	**493 512**	453 871	9	128 152	131 979	(3)
South African optimised underground	kg	**19 061**	19 641	(3)	4 485	4 802	(7)
	oz	**612 826**	631 474	(3)	144 197	154 389	(7)
South African surface operations	kg	**9 066**	7 523	21	2 280	1 959	16
	oz	**291 477**	241 872	21	73 303	62 984	16
International (Hidden Valley)	kg	**5 101**	4 370	17	1 050	1 436	(27)
	oz	**164 000**	140 498	17	33 758	46 168	(27)
Group cash operating costs	R/kg	**758 736**	735 634	(3)	793 228	717 982	(10)
	US$/oz	**1 262**	1 288	2	1 329	1 196	(11)
Group all-in sustaining costs (AISC)	R/kg	**901 550**	889 766	(1)	973 120	878 138	(11)
	US$/oz	**1 500**	1 558	4	1 631	1 462	(12)
Group all-in cost (AIC)	R/kg	**969 085**	938 997	(3)	1 050 820	937 480	(12)
	US$/oz	**1 612**	1 644	2	1 761	1 561	(13)
Group operating free cash flow	R million	**12 743**	6 031	111	3 969	2 794	42
	US$ million	**681**	339	101	214	150	43
Average exchange rate	R:US$	**18.70**	17.76	5	18.56	18.68	(1)

7 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

FINANCIAL RESULTS

		Year ended 30 June 2024	Year ended 30 June 2023	% Change
Basic earnings per share	SA cents	**1 386**	780	78
	US cents	**74**	44	68
Headline earnings	R million	**11 474**	4 941	>100
	US$ million	**613**	277	>100
Headline earnings per share (HEPS)	SA cents	**1 852**	800	>100
	US cents	**99**	45	>100

Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2024

FORWARD-LOOKING STATEMENTS

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under "Risk Factors" in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors.

Competent Person's statement

The information in this booklet that relates to Mineral Resources or Ore Reserves has been extracted from our Reserves and Resources statement published as at 30 June 2024. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person's findings are presented have not been materially modified from the original release.

Eva Copper – The information in this announcement that relates to Mineral Resources or Ore Reserves has been extracted from the Copper Mountain Mining Corporation Mineral Reserve and Resource Estimate (as at 1 August 2022).

8 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

9 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 PAGE 1 Message from the chief executive officer 8 Forward-looking statements 9 Shareholder information 10 Notice of final gross cash dividend 11 Summary update of Harmony's Mineral Resources and Mineral Reserves 15 Operating results – year-on-year (Rand/Metric) 17 Non-GAAP measures (Rand/Metric) 19 Operating results – year-on-year (US$/Imperial) 21 Non-GAAP measures (US$/Imperial) 23 Review report from external auditor 25 Condensed consolidated income statement (Rand) 26 Condensed consolidated statement of comprehensive income (Rand) 26 Condensed consolidated statement of changes in equity (Rand) 27 Condensed consolidated balance sheet (Rand) 28 Condensed consolidated statement of cash flows (Rand) 29 Notes to the condensed consolidated financial statements 45 Segment report (Rand/Metric) 46 Condensed consolidated income statement (US$) 47 Condensed consolidated statement of comprehensive income (US$) 47 Condensed consolidated statement of changes in equity (US$) 48 Condensed consolidated balance sheet (US$) 49 Condensed consolidated statement of cash flows (US$) 50 Segment report (US$/Imperial) 51 Development results – Metric and Imperial 53 Competent person's declaration 53 Directorate and administration PAGE CONTENTS Issued ordinary share capital 30 June 2024 632 634 413 Issued ordinary share capital 30 June 2023 618 071 972 MARKET CAPITALISATION As at 30 June 2024 (ZARm) 106 314 As at 30 June 2024 (US$m) 5 822 As at 30 June 2023 (ZARm) 48 982 As at 30 June 2023 (US$m) 2 593 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (01 July 2023 – 30 June 2024) for ordinary shares (ZAR) 186.42 12-month low (01 July 2023 – 30 June 2024) for ordinary shares (ZAR) 65.84 12-month high (01 July 2023 – 30 June 2024) for ADRs (US$) 10.23 12-month low (01 July 2023 – 30 June 2024) for ADRs (US$) 3.51 FREE FLOAT 100% AMERICAN DEPOSITARY RECEIPT RATIO 1:1 JSE LIMITED HAR Average daily volume for the year (1 July 2023 – 30 June 2024) 2 291 767 Average daily volume for the previous year (1 July 2022 – 30 June 2023) 2 598 258 SHAREHOLDER INFORMATION NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 July 2023 – 30 June 2024 closing prices) 4 627 982 Average daily volume for the previous year (1 July 2022 – 30 June 2023) 4 804 929 INVESTORS' CALENDAR Annual General Meeting 27 November 2024

10 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 NOTICE OF FINAL GROSS CASH DIVIDEND Our dividend declaration for the 12 months ended 30 June 2024 is as follows: Declaration of final gross cash ordinary dividend no. 95 The Board has approved, and notice is hereby given, that a final gross cash dividend of 94 SA cents (5.27497 US cents*) per ordinary share in respect of the 12 months ended 30 June 2024, has been declared payable to the registered shareholders of Harmony on Monday, 14 October 2024. In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 94.00000 SA cents (5.27497 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 75.20000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 632 634 413 ordinary shares in issue (which includes 12 698 906 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 95 of 94.00000 SA cents (5.27497 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2024, has been declared payable on Monday, 14 October 2024 to those shareholders recorded in the share register of the company at the close of business on Friday, 11 October 2024. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 4 October 2024. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 75.20000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 8 October 2024 Ordinary shares trade ex-dividend Wednesday, 9 October 2024 Record date Friday, 11 October 2024 Payment date Monday, 14 October 2024 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 9 October 2024 and Friday, 11 October 2024 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R17.82/US$1* the dividend payable on an ADR is equivalent to 5.27497 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R17.82/US$1 at 30 August 2024. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

11 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2024 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), section 12.13 of the JSE Listings Requirements (as updated from time to time) and the requirements of the United States Securities and Exchange Commission (SEC) regulation S-K Subpart 1300. It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In our Form 20-F the Mineral Resources are reported exclusive of reserves. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 31 October 2024. This report provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Annual Report on 25 October 2024, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2024. INTRODUCTION Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring quality assets. In FY17, Harmony invested in the life-of-mine extension at Hidden Valley and in FY18 acquired and integrated the higher-grade Moab Khotsong operations. In FY21, Harmony acquired the remainder of the AngloGold Ashanti South African assets – Mponeng and related assets. In FY22, Harmony invested in the life-of-mine extension of the Moab Khotsong operation. In FY23, Harmony acquired the low-risk Eva Copper Project and surrounding exploration tenements from Copper Mountain Mining Corporation. In FY24, Harmony approved the investment in the life-of-mine extension of the Mponeng operation. HARMONY – TOTAL The company’s attributable gold and gold equivalent Mineral Resources are declared as 136.5Moz as at 30 June 2024, a 1% decrease year-on-year from the 137.8Moz declared as at 30 June 2023. The total gold contained in the Mineral Resources at the South African operations represents 66% of the company total, with the Papua New Guinea operations representing 28% and Australian operations 6% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2024. Harmony’s attributable gold and gold equivalent Mineral Reserves amount to 40.3Moz, a 2% increase from the 39.3Moz declared at 30 June 2023. The gold reserve ounces in South Africa represent 56%, while the Papua New Guinea gold and gold equivalent ounces represent 44% of Harmony’s total Mineral Reserves as at 30 June 2024. The Australian gold and gold equivalent ounces will be declared once the feasibility study is concluded. South Africa South African underground operations The company’s Mineral Resources at the South African underground operations as at 30 June 2024 are 76.8Moz (240.2Mt at 9.94g/t), an increase of 0.5% year-on-year from the 76.4Moz (237.4Mt at 10.01g/t) declared as at 30 June 2023. This increase is mainly due to an increase in Mineral Resources at the Tshepong North, Mponeng and Doornkop operations as result of geological model changes. The company’s Mineral Reserves at the South African underground operations as at 30 June 2024 are 12.9Moz (59.6Mt at 6.72g/t), an increase of 23% year-on-year from the 10.4Moz (50.0Mt at 6.50g/t) declared as at 30 June 2023. The increase in ounces is mainly as a result of the Mponeng extension project. South African surface operations, including Kalgold The company’s Mineral Resources at the South African surface operations as at 30 June 2024 are 13.7Moz (1 544.4Mt at 0.28g/t), a decrease of 2% mainly due to normal depletion that was partially offset by the increase of Mineral Resources at the Kalgold operation. The company’s Mineral Reserves at the South African surface operations as at 30 June 2024 are 9.6Moz (1 143.2Mt at 0.26g/t) a decrease of 1% mainly due to normal depletion that was partially offset by the increase of Mineral Resources at the Kalgold operation as result of the change in the life-of-mine strategy. Papua New Guinea The company’s attributable gold and gold equivalent Mineral Resources at the Papua New Guinea operations as at 30 June 2024 are 38.2Moz, a decrease of 3% year-on-year from the 39.3Moz declared as at 30 June 2023. This decrease is mainly due to normal depletion and a decrease in gold equivalents due to commodity price changes. The company’s gold and gold equivalent Mineral Reserves at the Papua New Guinea operations as at 30 June 2024 are 17.7Moz, a decrease of 8% year-on-year from the 19.2Moz declared as at 30 June 2023. The decrease is mainly due to normal depletion, geological model changes and a decrease in gold equivalents due to commodity price changes. Australia The company’s gold and gold equivalent Mineral Resources at the Australian operations as at 30 June 2024 are 7.8Moz, a decrease of 4% year on year from the 8.1Moz declared as at 30 June 2023. The decrease is mainly due to geological model changes and a decrease in gold equivalents due to commodity price changes. The company’s gold and gold equivalent Mineral Reserves at the Australian operations will be declared once the feasibility study is concluded. ASSUMPTIONS In converting the Mineral Resources to Mineral Reserves, the following commodity prices and exchange rates were applied: • A gold price of US$1 772/oz • An exchange rate of R18.26/US$ • The above parameters resulted in a Rand/kg gold price of R1 040 000/kg for the South African assets • The Hidden Valley mine and the Wafi-Golpu project used commodity prices of US$1 772/oz Au, US$23.00/oz Ag and US$4.00/lb Cu at an exchange rate of AUD1.42 per US$ • Gold equivalent ounces are calculated assuming US$1 772/oz Au, US$4.00/lb Cu and US$23.00/oz Ag, and assuming a 100% recovery for all metals. SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

Independent review

Harmony's South African Mineral Resources and Mineral Reserves at Mponeng, Doornkop and Joel as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance with SAMREC.

Note: *Au = gold; Cu = copper; Ag = silver, Mo = molybdenum, Moz = million ounces*

	Measured			Indicated			Inferred			Total		
Mineral Resources: Gold and gold equivalents	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	72.2	9.40	21 809	82.5	10.38	27 555	85.5	9.97	27 416	240.2	9.94	76 780
SA surface including Kalgold	292.8	0.31	2 931	1 110.8	0.27	9 599	140.8	0.27	1 221	1 544.4	0.28	13 752
Total South Africa	**364.9**		**24 740**	**1 193.3**		**37 154**	**226.4**		**28 638**	**1 784.6**		**90 531**
Hidden Valley	1.8	0.86	49	47.1	1.37	2 070	1.2	1.18	45	50.1	1.34	2 164
Wafi-Golpu system*	—	—	—	399.0	0.85	10 800	114.0	0.75	2 700	513.0	0.82	13 500
Kerimenge	—	—	—	—	—	—	16.4	1.07	565	16.4	1.07	565
Total Papua New Guinea	**1.8**		**49**	**446.1**		**12 870**	**131.6**		**3 311**	**579.5**		**16 229**
Eva	—	—	—	168.3	0.07	372	27.7	0.08	68	196.0	0.07	440
Total Australia	**—**		**—**	**168.3**		**372**	**27.7**		**68**	**196.0**		**440**
Total Harmony gold resources	**366.7**		**24 789**	**1 807.8**		**50 395**	**385.6**		**32 017**	**2 560.1**		**107 201**
Hidden Valley – gold equivalent ounces	1.8		14	45.3		364	1.0		11	48.1		390
Wafi-Golpu – gold equivalent ounces*	—		—	345.0		18 408	94.0		3 219	439.0		21 627
Total Papua New Guinea gold equivalent resources**	**1.8**		**14**	**390.3**		**18 772**	**95.0**		**3 230**	**487.1**		**22 016**
Eva	—		—	287.2		5 722	79.1		1 599	366.3		7 321
Total Australia gold equivalent resources**	**—**		**—**	**287.2**		**5 722**	**79.1**		**1 599**	**366.3**		**7 321**
Total Harmony gold and gold equivalent resources**	**366.7**		**24 803**	**1 926.6**		**74 889**	**437.1**		**36 845**	**2 730.4**		**136 538**

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

12 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

Mineral Resources: Silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	1.8	18.96	1 078	45.3	19.28	28 068	1.0	26.29	856	48.1	19.42	30 002
	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	345.0	1.10	8 300	70.0	0.86	1 300	415.0	1.10	9 600
Nambonga*	—	—	—	—	—	—	24.0	0.20	104	24.0	0.20	104
Total Papua New Guinea	**—**	**—**	**—**	**345.0**	**1.10**	**8 300**	**94.0**	**0.69**	**1 404**	**439.0**	**0.99**	**9 704**
Eva	—	—	—	287.2	0.40	2 536	79.1	0.41	708	366.3	0.40	3 244
Total Australia	**—**	**—**	**—**	**287.2**	**0.40**	**2 536**	**79.1**	**0.41**	**708**	**366.3**	**0.40**	**3 244**

Mineral Reserves: Gold and gold equivalents	Proved			Probable			Total		
	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	25.4	6.23	5 084	34.3	7.07	7 794	59.6	6.72	12 879
SA surface including Kalgold	128.7	0.33	1 372	1 014.5	0.25	8 274	1 143.2	0.26	9 646
Total South Africa	**154.1**		**6 456**	**1 048.8**		**16 068**	**1 202.8**		**22 524**
Hidden Valley	1.0	0.92	30	15.5	1.68	839	16.5	1.63	869
Wafi-Golpu system*	—	—	—	190.0	0.83	5 100	190.0	0.83	5 100
Total Papua New Guinea	**1.0**		**30**	**205.5**		**5 939**	**206.5**		**5 969**
Total Harmony gold reserves	**155.1**		**6 487**	**1 254.3**		**22 007**	**1 409.4**		**28 493**
Hidden Valley – gold equivalent ounces	1.0		8	15.4		167	16.4		175
Wafi-Golpu – gold equivalent ounces*	—		—	190.0		11 592	190.0		11 592
Total Harmony gold equivalent reserves**	**1.0**		**8**	**205.4**		**11 759**	**206.4**		**11 768**
Total Harmony gold and gold equivalent reserves**	**155.1**		**6 495**	**1 254.3**		**33 766**	**1 409.4**		**40 261**

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

13 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

Mineral Reserves: Silver and copper (used in equivalent calculations)	Proved			Probable			Total		
	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	1.0	19.58	649	15.4	26.02	12 870	16.4	25.62	13 519
	Proved			Probable			Total		
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	190.0	1.23	5 135	190.0	1.23	5 135

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

EXPLORATION

Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short- to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and mitigate the risk of a depleting ore reserve base.

Key workstreams underpinning the FY24 exploration programme include:

- resource extension and greenfield exploration at Eva Copper
- brownfield exploration at Hidden Valley, Kerimenge and Kalgold to optimise existing open pit operations and extend mine life
- brownfield exploration at our underground operations in South Africa
- reviewing exploration opportunities as part of our new business strategy.

A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 25 October 2024.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA

Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 12 748 6500
Facsimile: +27 86 206 0427
http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY

Rosebank Towers (7th Floor),
19 Biermann Avenue, Rosebank, 2196, Gauteng Province,
South Africa
Telephone: +27 11 538 0231
http://www.saimm.co.za

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY

PO Box 660, Carlton South, Victoria, 3053, Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON

Harmony's South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 (Act No. 28 of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

14 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Year ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Jun 24**	**822**	**880**	**726**	**465**	**815**	**401**	**462**	**584**	**473**	**—**	**5 628**
		Jun 23	920	884	795	506	898	435	365	567	470	—	5 840
Yield	g/tonne	**Jun 24**	**8.03**	**9.94**	**4.47**	**6.73**	**4.26**	**4.32**	**4.02**	**6.58**	**3.76**	**—**	**6.11**
		Jun 23	7.25	8.43	4.22	6.78	4.69	4.48	3.49	6.10	4.17	—	5.78
Gold produced	kg	**Jun 24**	**6 599**	**8 751**	**3 248**	**3 129**	**3 470**	**1 733**	**1 859**	**3 842**	**1 780**	**—**	**34 411**
		Jun 23	6 668	7 449	3 354	3 431	4 213	1 947	1 275	3 460	1 961	—	33 758
Gold sold	kg	**Jun 24**	**6 650**	**8 648**	**3 196**	**3 082**	**3 469**	**1 708**	**1 854**	**3 795**	**1 756**	**—**	**34 158**
		Jun 23	6 715	7 480	3 391	3 458	4 233	1 964	1 256	3 481	1 980	19	33 977
Gold price received	R/kg	**Jun 24**	**1 219 199**	**1 223 096**	**1 213 187**	**1 211 447**	**1 210 252**	**1 216 923**	**1 219 817**	**1 222 101**	**1 216 723**	**—**	**1 218 130**
		Jun 23	1 047 845	1 048 824	1 041 078	1 043 180	1 035 665	1 040 581	1 041 564	1 040 274	1 036 670	962 579	1 043 266
Gold revenue[1]	R'000	**Jun 24**	**8 107 672**	**10 577 333**	**3 877 346**	**3 733 681**	**4 198 365**	**2 078 505**	**2 261 541**	**4 637 874**	**2 136 566**	**—**	**41 608 883**
		Jun 23	7 036 281	7 845 205	3 530 297	3 607 317	4 383 969	2 043 701	1 308 205	3 621 194	2 052 607	18 289	35 447 065
Cash operating cost (net of by-product credits)	R'000	**Jun 24**	**4 614 681**	**5 870 265**	**2 872 740**	**2 607 418**	**3 054 393**	**1 690 228**	**2 354 399**	**3 708 620**	**1 881 971**	**—**	**28 654 715**
		Jun 23	4 560 877	5 001 813	2 673 369	2 373 995	2 986 630	1 602 948	2 033 193	3 311 005	1 709 028	—	26 252 858
Inventory movement	R'000	**Jun 24**	**23 257**	**(75 230)**	**(45 833)**	**(43 046)**	**(13 591)**	**(27 671)**	**(2 859)**	**(38 272)**	**(29 848)**	**—**	**(253 093)**
		Jun 23	(46 125)	(4 754)	27 824	20 855	22 374	13 388	(24 109)	32 340	14 625	15 728	72 146
Operating costs	R'000	**Jun 24**	**4 637 938**	**5 795 035**	**2 826 907**	**2 564 372**	**3 040 802**	**1 662 557**	**2 351 540**	**3 670 348**	**1 852 123**	**—**	**28 401 622**
		Jun 23	4 514 752	4 997 059	2 701 193	2 394 850	3 009 004	1 616 336	2 009 084	3 343 345	1 723 653	15 728	26 325 004
Production profit/(loss)	R'000	**Jun 24**	**3 469 734**	**4 782 298**	**1 050 439**	**1 169 309**	**1 157 563**	**415 948**	**(89 999)**	**967 526**	**284 443**	**—**	**13 207 261**
		Jun 23	2 521 529	2 848 146	829 104	1 212 467	1 374 965	427 365	(700 879)	277 849	328 954	2 561	9 122 061
Capital expenditure	R'000	**Jun 24**	**1 329 790**	**889 748**	**558 915**	**527 444**	**686 533**	**235 533**	**487 551**	**225 737**	**43 871**	**—**	**4 985 122**
		Jun 23	1 166 662	704 411	553 485	514 377	715 686	230 659	427 913	253 094	46 903	—	4 613 190
Cash operating costs	R/kg	**Jun 24**	**699 300**	**670 811**	**884 464**	**833 307**	**880 229**	**975 319**	**1 266 487**	**965 284**	**1 057 287**	**—**	**832 720**
		Jun 23	683 995	671 474	797 069	691 925	708 908	823 291	1 594 661	956 938	871 508	—	777 678
Cash operating costs	R/tonne	**Jun 24**	**5 614**	**6 671**	**3 957**	**5 607**	**3 748**	**4 215**	**5 096**	**6 350**	**3 979**	**—**	**5 091**
		Jun 23	4 957	5 658	3 363	4 692	3 326	3 685	5 570	5 840	3 636	—	4 495
Cash operating cost and Capital	R/kg	**Jun 24**	**900 814**	**772 485**	**1 056 544**	**1 001 873**	**1 078 077**	**1 111 230**	**1 528 752**	**1 024 039**	**1 081 934**	**—**	**977 590**
		Jun 23	858 959	766 039	962 091	841 846	878 784	941 760	1 930 279	1 030 086	895 426	—	914 333
All-in sustaining cost	R/kg	**Jun 24**	**798 866**	**785 108**	**1 078 897**	**1 002 141**	**1 031 845**	**1 145 064**	**1 558 946**	**1 058 639**	**1 121 951**	**—**	**967 622**
		Jun 23	782 441	784 093	975 498	841 983	831 553	950 713	1 903 111	1 068 851	925 703	827 789	903 121
Operating free cash flow margin[2]	%	**Jun 24**	**27%**	**36%**	**11%**	**16%**	**11%**	**7%**	**(26)%**	**15%**	**10%**	**—%**	**19%**
		Jun 23	19%	27%	9%	20%	16%	10%	(88)%	2%	14%	100%	13%

**The Bambanani operation closed in June 2022. The transactions in the prior year relate to the inventory at 30 June 2022.*

15 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Year ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	**Jun 24**	**22 655**	**6 067**	**3 936**	**4 019**	**4 162**	**1 492**	**42 331**	**47 959**	**3 360**	**51 319**
		Jun 23	23 067	6 218	3 972	3 880	3 935	1 377	42 449	48 289	3 846	52 135
Yield	g/tonne	**Jun 24**	**0.166**	**0.152**	**0.156**	**0.152**	**0.414**	**0.96**	**0.21**	**0.91**	**1.52**	**0.95**
		Jun 23	0.122	0.134	0.145	0.153	0.392	0.85	0.18	0.85	1.14	0.88
Gold produced	kg	**Jun 24**	**3 770**	**923**	**615**	**609**	**1 724**	**1 425**	**9 066**	**43 477**	**5 101**	**48 578**
		Jun 23	2 804	833	577	593	1 541	1 175	7 523	41 281	4 370	45 651
Gold sold	kg	**Jun 24**	**3 742**	**905**	**609**	**615**	**1 718**	**1 423**	**9 012**	**43 170**	**5 052**	**48 222**
		Jun 23	2 781	843	572	591	1 549	1 163	7 499	41 476	4 214	45 690
Gold price received	R/kg	**Jun 24**	**986 777**	**1 259 294**	**1 216 856**	**1 223 769**	**1 222 494**	**1 216 047**	**1 127 002**	**1 199 106**	**1 223 409**	**1 201 653**
		Jun 23	845 341	1 054 262	1 046 428	1 038 531	1 052 903	1 041 891	972 747	1 030 516	1 053 611	1 032 646
Gold revenue[1]	R'000	**Jun 24**	**4 015 794**	**1 139 661**	**741 065**	**752 618**	**2 100 244**	**1 730 435**	**10 479 817**	**52 088 700**	**6 180 663**	**58 269 363**
		Jun 23	2 688 507	888 743	598 557	613 772	1 630 947	1 211 719	7 632 245	43 079 310	4 439 917	47 519 227
Cash operating cost (net of by-product credits)	R'000	**Jun 24**	**2 055 820**	**546 178**	**358 949**	**355 189**	**1 395 432**	**1 056 593**	**5 768 161**	**34 422 876**	**2 435 014**	**36 857 890**
		Jun 23	1 820 536	504 104	330 167	319 154	1 313 157	915 322	5 202 440	31 455 298	2 127 115	33 582 413
Inventory movement	R'000	**Jun 24**	**(8 542)**	**(9 219)**	**(3 914)**	**4 029**	**(7 033)**	**(2 904)**	**(27 583)**	**(280 676)**	**(187 683)**	**(468 359)**
		Jun 23	(11 519)	5 319	(3 749)	(1 549)	6 749	(16 710)	(21 459)	50 687	(91 293)	(40 606)
Operating costs	R'000	**Jun 24**	**2 047 278**	**536 959**	**355 035**	**359 218**	**1 388 399**	**1 053 689**	**5 740 578**	**34 142 200**	**2 247 331**	**36 389 531**
		Jun 23	1 809 017	509 423	326 418	317 605	1 319 906	898 612	5 180 981	31 505 985	2 035 822	33 541 807
Production profit/(loss)	R'000	**Jun 24**	**1 968 516**	**602 702**	**386 030**	**393 400**	**711 845**	**676 746**	**4 739 239**	**17 946 500**	**3 933 332**	**21 879 832**
		Jun 23	879 490	379 320	272 139	296 167	311 041	313 107	2 451 264	11 573 325	2 404 095	13 977 420
Capital expenditure	R'000	**Jun 24**	**1 462 627**	**13 642**	**35 793**	**20 619**	**4 463**	**263 394**	**1 800 538**	**6 785 660**	**1 541 231**	**8 326 891**
		Jun 23	932 240	37 456	30 862	16 155	12 194	218 806	1 247 713	5 860 903	1 737 196	7 598 099
Cash operating costs	R/kg	**Jun 24**	**545 310**	**591 742**	**583 657**	**583 233**	**809 415**	**741 469**	**636 241**	**791 749**	**477 360**	**758 736**
		Jun 23	649 264	605 167	572 213	538 202	852 146	778 997	691 538	761 980	486 754	735 634
Cash operating costs	R/tonne	**Jun 24**	**91**	**90**	**91**	**88**	**335**	**708**	**136**	**718**	**725**	**718**
		Jun 23	79	81	83	82	334	665	123	651	553	644
Cash operating cost and Capital	R/kg	**Jun 24**	**933 275**	**606 522**	**641 857**	**617 090**	**812 004**	**926 307**	**834 844**	**947 824**	**779 503**	**930 149**
		Jun 23	981 732	650 132	625 700	565 445	860 059	965 215	857 391	903 956	884 282	902 073
All-in sustaining cost	R/kg	**Jun 24**	**605 710**	**617 051**	**646 522**	**617 621**	**810 746**	**949 112**	**703 730**	**911 751**	**814 375**	**901 550**
		Jun 23	721 034	653 241	633 098	564 738	859 974	986 677	764 285	877 121	1 014 228	889 766
Operating free cash flow margin[2]	%	**Jun 24**	**5%**	**51%**	**47%**	**50%**	**33%**	**24%**	**25%**	**20%**	**35%**	**22%**
		Jun 23	(17)%	39%	40%	45%	19%	6%	11%	13%	14%	13%

[1]Includes a non-cash consideration to Franco-Nevada (Jun 24:R323.276m, Jun 23:R337.614m) under Mine Waste Solutions, excluded from the gold price calculation.

[2]Excludes run-of-mine costs for Kalgold (Jun 24:-R1.513m, Jun 23:-R9.793m) and Hidden Valley (Jun 24:-R16.809m, Jun 23:R39.628m).

Operating free cash flow = revenue - cash operating cost - capital expenditure - Franco-Nevada non-cash adjustment +- the impact of run-of- mine

16 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NON-GAAP MEASURES (RAND/METRIC)

The information presented in this report contains non-GAAP measures. The company presents the following non-GAAP measures: All-in sustaining cost, all-in sustaining costs per kilogram, all-in cost, cash operating costs, operating free cash flow. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. Rounding differences may occur in the below reconciliations provided.

The calculations of these non-GAAP measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that these measures are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the group and at other gold mining companies.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	**30 June 2024 (Unaudited)**	**30 June 2023 (Unaudited)**
Cost of sales	**47 233**	39 535
Amortisation and depreciation	**(4 642)**	(3 454)
Rehabilitation expenditure	**(3)**	(32)
Care and maintenance costs of restructured shafts	**(246)**	(227)
Employment termination and restructuring costs	**(86)**	(597)
Share-based payments	**(171)**	(51)
Impairment of assets	**(2 793)**	—
Toll treatment costs	**(420)**	(323)
By-products credits	**(2 533)**	(1 325)
Stripping activities	**892**	1 514
Local economic development expenditure	**165**	189
Corporate, administration and other expenditure costs	**1 140**	1 044
Capital expenditure (OCD)	**2 547**	2 614
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**1 895**	1 402
Other	**496**	364
Total all-in sustaining costs	**43 474**	40 653
Per kilogram calculation:		
Kilograms sold	**48 222**	45 690
Total all-in sustaining costs per kilogram	**901 550**	889 766

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	**30 June 2024 (Unaudited)**	**30 June 2023 (Unaudited)**
Total all-in sustaining costs	**43 474**	40 653
Social expenditure (non-sustaining)	**47**	35
Exploration (non-sustaining)	**216**	146
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**2 994**	2 068
Other (non-sustaining)	**—**	1
Total all-in costs	**46 731**	42 903
Per kilogram calculation:		
Kilograms sold	**48 222**	45 690
Total all-in costs per kilogram	**969 085**	938 997

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Year ended	
Figures in million	**30 June 2024 (Unaudited)**	**30 June 2023 (Unaudited)**
Cost of sales	**47 233**	39 535
Amortisation and depreciation	**(4 642)**	(3 454)
Rehabilitation expenditure	**(3)**	(32)
Care and maintenance costs of restructured shafts	**(246)**	(227)
Employment termination and restructuring costs	**(86)**	(597)
Share-based payments	**(171)**	(51)
Impairment of assets	**(2 793)**	—
By-products credits	**(2 533)**	(1 325)
Gold and uranium inventory movement	**468**	894
Other	**(369)**	(1 161)
Total cash operating costs	**36 858**	33 582
Per kilogram calculation:		
Kilogram produced	**48 578**	45 651
Total cash operating costs per kilogram	**758 736**	735 634

17 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

18 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, gross profit: Year ended Figures in million 30 June 2024 (Unaudited) 30 June 2023 (Unaudited) Gross profit 14 146 9 740 Toll treatment services (576) (430) Toll treatment costs 420 323 Impairment of assets 2 793 — Amortisation and depreciation 4 642 3 454 Other cost of sales items 455 892 Production profit 21 880 13 979 Consideration from streaming contract (323) (338) Gold and uranium inventory movement (468) (41) Run-of-mine adjustment and deferred stripping (19) 29 Total capital expenditure (8 327) (7 598) Total operational free cash flows 12 743 6 031 NON-GAAP MEASURES (RAND/METRIC) continued

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Year ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	Jun 24	906	971	800	512	900	442	510	644	523	—	6 208
		Jun 23	1 015	975	876	557	990	481	402	626	519	—	6 441
Yield	oz/ton	Jun 24	0.234	0.290	0.131	0.196	0.124	0.126	0.117	0.192	0.109	—	0.178
		Jun 23	0.211	0.246	0.123	0.198	0.137	0.130	0.102	0.178	0.121	0.000	0.169
Gold produced	oz	Jun 24	212 162	281 350	104 426	100 599	111 562	55 718	59 769	123 523	57 229	—	1 106 338
		Jun 23	214 381	239 490	107 834	110 310	135 451	62 598	40 992	111 242	63 047	0	1 085 345
Gold sold	oz	Jun 24	213 803	278 039	102 754	99 088	111 531	54 914	59 608	122 011	56 457	0	1 098 205
		Jun 23	215 892	240 487	109 022	111 177	136 094	63 144	40 381	111 917	63 659	611	1 092 384
Gold price received	$/oz	Jun 24	2 028	2 035	2 018	2 015	2 013	2 024	2 029	2 033	2 024	0	2 026
		Jun 23	1 835	1 836	1 823	1 826	1 813	1 822	1 824	1 821	1 815	1 686	1 827
Gold revenue[1]	$'000	Jun 24	433 598	565 675	207 360	199 677	224 528	111 158	120 947	248 033	114 263	0	2 225 239
		Jun 23	396 084	441 620	198 727	203 062	246 781	115 043	73 641	203 843	115 545	1 030	1 995 376
Cash operating cost (net of by-product credits)	$'000	Jun 24	246 793	313 941	153 634	139 444	163 349	90 394	125 913	198 337	100 648	—	1 532 453
		Jun 23	256 739	281 561	150 488	133 636	168 122	90 233	114 452	186 383	96 204	—	1 477 818
Inventory movement	$'000	Jun 24	1 244	(4 023)	(2 451)	(2 302)	(727)	(1 480)	(153)	(2 047)	(1 596)	—	(13 535)
		Jun 23	(2 596)	(268)	1 566	1 174	1 259	754	(1 357)	1 820	823	885	4 060
Operating costs	$'000	Jun 24	248 037	309 918	151 183	137 142	162 622	88 914	125 760	196 290	99 052	—	1 518 918
		Jun 23	254 143	281 293	152 054	134 810	169 381	90 987	113 095	188 203	97 027	885	1 481 878
Production profit/(loss)	$'000	Jun 24	185 561	255 757	56 177	62 535	61 906	22 244	(4 813)	51 743	15 211	—	706 321
		Jun 23	141 941	160 327	46 673	68 252	77 400	24 056	(39 454)	15 640	18 518	145	513 498
Capital expenditure	$'000	Jun 24	71 117	47 583	29 891	28 209	36 715	12 596	26 075	12 072	2 346	—	266 604
		Jun 23	65 673	39 653	31 157	28 956	40 286	12 984	24 088	14 247	2 641	—	259 685
Cash operating cost	$/oz	Jun 24	1 163	1 116	1 471	1 386	1 464	1 622	2 107	1 606	1 759	—	1 385
		Jun 23	1 198	1 176	1 396	1 211	1 241	1 441	2 792	1 675	1 526	—	1 362
Cash operating costs	$/t	Jun 24	272	323	192	272	181	205	247	308	192	—	247
		Jun 23	253	289	172	240	170	188	285	298	185	—	229
Cash operating cost and Capital	$/oz	Jun 24	1 498	1 285	1 757	1 667	1 793	1 848	2 543	1 703	1 800	—	1 626
		Jun 23	1 504	1 341	1 684	1 474	1 539	1 649	3 380	1 804	1 568	—	1 601
All-in sustaining cost	$/oz	Jun 24	1 329	1 306	1 795	1 667	1 716	1 905	2 593	1 761	1 866	—	1 610
		Jun 23	1 370	1 373	1 708	1 474	1 456	1 665	3 332	1 871	1 621	1 448	1 581
Operating free cash flow margin[2]	%	Jun 24	27%	36%	11%	16%	11%	7%	(26)%	15%	10%	—%	19%
		Jun 23	19%	27%	9%	20%	16%	10%	(88)%	2%	14%	100%	13%

The Bambanani operation closed in June 2022. The transactions in the prior year relate to the inventory at 30 June 2022.

19 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL) continued

		Year ended	SOUTH AFRICA									
			SURFACE PRODUCTION									
			Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	**Jun 24**	**24 982**	**6 691**	**4 340**	**4 431**	**4 590**	**1 645**	**46 679**	**52 887**	**3 705**	**56 592**
		Jun 23	25 437	6 857	4 380	4 278	4 339	1 519	46 810	53 251	4 240	57 491
Yield	oz/ton	**Jun 24**	**0.005**	**0.004**	**0.005**	**0.004**	**0.012**	**0.028**	**0.006**	**0.026**	**0.044**	**0.028**
		Jun 23	0.004	0.004	0.004	0.004	0.011	0.025	0.005	0.025	0.033	0.026
Gold produced	oz	**Jun 24**	**121 207**	**29 674**	**19 773**	**19 579**	**55 429**	**45 815**	**291 477**	**1 397 815**	**164 000**	**1 561 815**
		Jun 23	90 150	26 782	18 552	19 066	49 544	37 778	241 872	1 327 217	140 498	1 467 715
Gold sold	oz	**Jun 24**	**120 309**	**29 096**	**19 580**	**19 773**	**55 235**	**45 750**	**289 743**	**1 387 948**	**162 425**	**1 550 373**
		Jun 23	89 412	27 102	18 391	19 001	49 801	37 392	241 099	1 333 483	135 483	1 468 966
Gold price received	$/oz	**Jun 24**	**1 641**	**2 095**	**2 024**	**2 036**	**2 034**	**2 023**	**1 875**	**1 995**	**2 035**	**1 999**
		Jun 23	1 480	1 846	1 832	1 818	1 844	1 824	1 703	1 804	1 845	1 808
Gold revenue[1]	$'000	**Jun 24**	**214 765**	**60 949**	**39 632**	**40 250**	**112 321**	**92 544**	**560 461**	**2 785 700**	**330 541**	**3 116 241**
		Jun 23	151 341	50 029	33 694	34 550	91 809	68 210	429 633	2 425 009	249 931	2 674 940
Cash operating cost (net of by-product credits)	$'000	**Jun 24**	**109 945**	**29 210**	**19 197**	**18 995**	**74 628**	**56 506**	**308 481**	**1 840 934**	**130 224**	**1 971 158**
		Jun 23	102 481	28 377	18 585	17 966	73 920	51 525	292 854	1 770 672	119 739	1 890 411
Inventory movement	$'000	**Jun 24**	**(457)**	**(493)**	**(209)**	**215**	**(376)**	**(155)**	**(1 475)**	**(15 010)**	**(10 037)**	**(25 047)**
		Jun 23	(648)	299	(211)	(87)	380	(941)	(1 208)	2 852	(5 139)	(2 287)
Operating costs	$'000	**Jun 24**	**109 488**	**28 717**	**18 988**	**19 210**	**74 252**	**56 351**	**307 006**	**1 825 924**	**120 187**	**1 946 111**
		Jun 23	101 833	28 676	18 374	17 879	74 300	50 584	291 646	1 773 524	114 600	1 888 124
Production profit/(loss)	$'000	**Jun 24**	**105 277**	**32 232**	**20 644**	**21 040**	**38 069**	**36 193**	**253 455**	**959 776**	**210 354**	**1 170 130**
		Jun 23	49 508	21 353	15 320	16 671	17 509	17 626	137 987	651 485	135 331	786 816
Capital expenditure	$'000	**Jun 24**	**78 221**	**729**	**1 915**	**1 102**	**239**	**14 087**	**96 293**	**362 897**	**82 425**	**445 322**
		Jun 23	52 477	2 108	1 737	909	686	12 317	70 234	329 919	97 791	427 710
Cash operating cost	$/oz	**Jun 24**	**907**	**984**	**971**	**970**	**1 346**	**1 233**	**1 058**	**1 317**	**794**	**1 262**
		Jun 23	1 137	1 060	1 002	942	1 492	1 364	1 211	1 334	852	1 288
Cash operating costs	$/t	**Jun 24**	**4**	**4**	**4**	**4**	**16**	**34**	**7**	**35**	**35**	**35**
		Jun 23	4	4	4	4	17	34	6	33	28	33
Cash operating cost and Capital	$/oz	**Jun 24**	**1 552**	**1 009**	**1 068**	**1 026**	**1 351**	**1 541**	**1 389**	**1 577**	**1 297**	**1 547**
		Jun 23	1 719	1 138	1 095	990	1 506	1 690	1 501	1 583	1 548	1 579
All-in sustaining cost	$/oz	**Jun 24**	**1 008**	**1 026**	**1 075**	**1 027**	**1 349**	**1 579**	**1 171**	**1 517**	**1 352**	**1 500**
		Jun 23	1 262	1 144	1 108	989	1 506	1 728	1 338	1 536	1 785	1 558
Operating free cash flow margin[2]	%	**Jun 24**	**5%**	**51%**	**47%**	**50%**	**33%**	**24%**	**25%**	**20%**	**35%**	**22%**
		Jun 23	(17)%	39%	40%	45%	19%	6%	11%	13%	14%	13%

[1] Includes a non-cash consideration to Franco-Nevada (Jun 24:US$17.289m, Jun 23:US$19.005m), under Mine Waste Solutions excluded from the gold price calculation.

[2] Excludes run-of-mine costs for Kalgold (Jun 24:-US$0.081m, Jun 23:-US$0.551m) and Hidden Valley (Jun 24:-US$0.899m, Jun 23:US$2.231m).

Operating free cash flow = revenue - cash operating cost - capital expenditure - Franco-Nevada non-cash adjustment +- the impact of run-of- mine

20 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NON-GAAP MEASURES (US$/IMPERIAL)

For details of the financial information provided in US$, please refer to pages 46 to 50.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

Figures in millions	Year ended 30 June 2024 (Unaudited)	Year ended 30 June 2023 (Unaudited)
Cost of sales	2 530	2 225
Amortisation and depreciation	(248)	(194)
Rehabilitation expenditure	—	(2)
Care and maintenance costs of restructured shafts	(13)	(13)
Employment termination and restructuring costs	(5)	(34)
Share-based payments	(9)	(3)
Impairment of assets	(154)	—
Toll treatment costs	(22)	(18)
By-products credits	(135)	(75)
Stripping activities	48	85
Local economic development expenditure	9	11
Corporate, administration and other expenditure costs	61	59
Capital expenditure (OCD)	136	147
Capital expenditure (exploration, abnormal expenditure and shaft capital)	101	79
Other	26	22
Total all-in sustaining costs	**2 325**	**2 289**
Per ounce calculation:		
Ounces sold	1 550 373	1 468 966
Total all-in sustaining costs per ounce	**1 500**	**1 558**

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

Figures in millions	Year ended 30 June 2024 (Unaudited)	Year ended 30 June 2023 (Unaudited)
Total all-in sustaining costs	2 325	2 289
Social expenditure (non-sustaining)	3	2
Exploration (non-sustaining)	12	8
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	160	116
Total all-in costs	**2 500**	**2 415**
Per ounce calculation:		
Ounces sold	1 550 373	1 468 966
Total all-in costs per ounce	**1 612**	**1 644**

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

Figures in millions	Year ended 30 June 2024 (Unaudited)	Year ended 30 June 2023 (Unaudited)
Cost of sales	2 530	2 225
Amortisation and depreciation	(248)	(194)
Rehabilitation expenditure	—	(2)
Care and maintenance costs of restructured shafts	(13)	(13)
Employment termination and restructuring costs	(5)	(34)
Share-based payments	(9)	(3)
Impairment of assets	(154)	—
By-products credits	(135)	(75)
Gold and uranium inventory movement	25	50
Other	(20)	(64)
Total cash operating costs	**1 971**	**1 890**
Per ounce calculation:		
Ounces produced	1 561 815	1 467 715
Total cash operating costs per ounce	**1 262**	**1 288**

21 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

22 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, gross profit under IFRS: Year ended Figures in millions 30 June 2024 (Unaudited) 30 June 2023 (Unaudited) Gross profit 752 549 Toll treatment services (31) (24) Toll treatment costs 23 18 Impairment of assets 154 — Amortisation and depreciation 248 194 Other cost of sales items 24 50 Production profit 1 170 787 Consideration from streaming contract (17) (19) Gold and uranium inventory movement (25) (2) Run-of-mine adjustment and deferred stripping (2) 1 Total capital expenditure (445) (428) Total operational free cash flows 681 339 NON-GAAP MEASURES (US$/IMPERIAL) continued

23 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

24 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Revenue	2	**61 379**	49 275
Cost of sales	3	**(47 233)**	(39 535)
Production costs		**(38 923)**	(34 866)
Amortisation and depreciation		**(4 642)**	(3 454)
Impairment of assets	7	**(2 793)**	—
Other items		**(875)**	(1 215)
Gross profit		**14 146**	9 740
Corporate, administration and other expenditure		**(1 294)**	(1 044)
Exploration expenditure	4	**(1 047)**	(506)
Gains/(losses) on derivatives	8	**453**	(194)
Foreign exchange translation gain/(loss)	12	**97**	(634)
Other operating expenses	4	**(679)**	(268)
Operating profit		**11 676**	7 094
Acquisition-related costs		**—**	(214)
Share of profits from associates		**81**	57
Investment income		**809**	663
Finance costs		**(796)**	(994)
Profit before taxation		**11 770**	6 606
Taxation	5	**(3 082)**	(1 723)
Current taxation		**(2 416)**	(643)
Deferred taxation		**(666)**	(1 080)
Net profit for the year		**8 688**	4 883
Attributable to:			
Non-controlling interest		**101**	63
Owners of the parent		**8 587**	4 820
Earnings per ordinary share (cents)	6		
Basic earnings		**1 386**	780
Diluted earnings		**1 364**	777

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2024 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 4 September 2024.

These condensed consolidated financial statements have been reviewed by the group's external auditor, Ernst & Young Inc. The unmodified review report is included on page 23 and 24. The auditor's report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to the auditor's report.

25 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Net profit for the year		**8 688**	4 883
Other comprehensive income for the year, net of income tax		**(1 420)**	(80)
Items that may be reclassified subsequently to profit or loss		**(1 442)**	(110)
Foreign exchange translation gain/(loss)	13	**(943)**	1 123
Remeasurement of gold hedging contracts	8	**(499)**	(1 233)
Items that will not be reclassified to profit or loss		**22**	30
Total comprehensive income for the year		**7 268**	4 803
Attributable to:			
Non-controlling interest		**101**	63
Owners of the parent		**7 167**	4 740

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2024

Figures in million	Share capital and premium[1]	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2023	**32 934**	**(4 955)**	**6 778**	**123**	**34 880**
Share-based payments	**—**	**—**	**244**	**—**	**244**
Partial repurchase of non-controlling interest[2]	**—**	**—**	**—**	**(6)**	**(6)**
Net profit for the year	**—**	**8 587**	**—**	**101**	**8 688**
Other comprehensive income for the year	**—**	**—**	**(1 420)**	**—**	**(1 420)**
Dividends paid[3]	**—**	**(1 394)**	**—**	**(43)**	**(1 437)**
Balance – 30 June 2024 (Reviewed)	**32 934**	**2 238**	**5 602**	**175**	**40 949**
Balance – 1 July 2022	32 934	(9 639)	6 744	78	30 117
Share-based payments	—	—	114	—	114
Net profit for the year	—	4 820	—	63	4 883
Other comprehensive income for the year	—	—	(80)	—	(80)
Dividends paid	—	(136)	—	(18)	(154)
Balance – 30 June 2023 (Audited)	32 934	(4 955)	6 778	123	34 880

[1] *On 1 April 2024, Harmony issued 12 651 525 shares to the ESOP Trust as part of the new employee share ownership plan that was approved by shareholders on 31 January 2024. These shares are currently classified as treasury shares and therefore do not impact on the share capital as at 30 June 2024.*

[2] *On 31 March 2024, Harmony acquired an additional 1% of Tswelopele Beneficiation Operation (Pty) Ltd shares from Kopano Resources (Pty) Ltd.*

[3] *On 16 October 2023 and 15 April 2024, Harmony paid an ordinary dividend of 75 cents and 147 cents per share, respectively.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

26 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 30 June 2024 (Reviewed)	At 30 June 2023 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	7	**41 348**	41 507
Intangible assets		**19**	33
Restricted cash and investments	9	**6 494**	6 121
Investments in associates		**165**	111
Deferred tax assets	5	**140**	189
Other non-current assets		**344**	332
Derivative financial assets	8	**453**	269
Total non-current assets		**48 963**	48 562
Current assets			
Inventories		**3 603**	3 265
Restricted cash and investments	9	**39**	41
Trade and other receivables		**2 604**	2 395
Derivative financial assets	8	**558**	110
Cash and cash equivalents	14	**4 693**	2 867
Total current assets		**11 497**	8 678
Total assets		**60 460**	57 240
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company		**40 774**	34 757
Share capital and premium		**32 934**	32 934
Other reserves		**5 602**	6 778
Retained earnings/(Accumulated loss)		**2 238**	(4 955)
Non-controlling interest		**175**	123
Total equity		**40 949**	34 880
Non-current liabilities			
Deferred tax liabilities	5	**2 951**	2 294
Provision for environmental rehabilitation	10	**5 155**	5 473
Other provisions		**526**	633
Borrowings	12	**1 785**	5 592
Contingent consideration liability	13	**850**	589
Other non-current liabilities		**276**	337
Derivative financial liabilities	8	**609**	470
Streaming contract liability		**—**	105
Total non-current liabilities		**12 152**	15 493
Current liabilities			
Other provisions		**19**	180
Borrowings	12	**9**	103
Trade and other payables	11	**5 629**	5 238
Contingent consideration liability	13	**115**	—
Derivative financial liabilities	8	**1 502**	1 061
Streaming contract liability		**85**	285
Total current liabilities		**7 359**	6 867
Total equity and liabilities		**60 460**	57 240

The accompanying notes are an integral part of these condensed consolidated financial statements.

27 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (RAND)

		Year ended	
Figures in million	Notes	30 June 2024 (Reviewed)	30 June 2023 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	14	**18 175**	10 589
Dividends received		**27**	75
Interest received		**343**	165
Interest paid		**(507)**	(363)
Income and mining taxes paid		**(2 388)**	(518)
Cash generated from operating activities		**15 650**	9 948
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash and investments		**(21)**	(138)
Amounts refunded from restricted cash and investments		**120**	58
Acquisition of Eva Copper		**—**	(2 996)
Payment of Mponeng contingent consideration liability		**(108)**	—
ARM BBEE Trust loan repayment		**42**	74
Proceeds from disposal of property, plant and equipment		**4**	46
Additions to property, plant and equipment	14	**(8 398)**	(7 640)
Cash utilised by investing activities		**(8 361)**	(10 596)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	12	**300**	3 619
Borrowings repaid	12	**(4 047)**	(2 071)
Dividend paid		**(1 437)**	(154)
Partial repurchase of non-controlling interest		**(5)**	—
Lease payments		**(246)**	(200)
Cash generated/(utilised) by financing activities		**(5 435)**	1 194
Foreign currency translation adjustments		**(28)**	(127)
Net increase in cash and cash equivalents		**1 826**	419
Cash and cash equivalents – beginning of year		**2 867**	2 448
Cash and cash equivalents – end of year		**4 693**	2 867

The accompanying notes are an integral part of these condensed consolidated financial statements.

28 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

1. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2024 have been prepared in accordance with and contain information required by IAS 34 *Interim Financial Reporting*, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS accounting standards) as issued by the International Accounting Standards Board (IASB), the information required by Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS accounting standards and are consistent with those applied in the previous audited consolidated annual financial statements. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.

The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

The condensed consolidated financial statements have been prepared on a going concern basis.

2. REVENUE

	Year ended	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Commodities		
Gold[1]	**59 212**	47 366
Silver[2]	**1 667**	1 021
Uranium[3]	**866**	304
	61 745	48 691
Toll treatment services[4]	**576**	430
Revenue from contracts with customers	**62 321**	49 121
Consideration from streaming contract[5]	**323**	338
Hedging loss[6]	**(1 265)**	(184)
Total revenue[7]	**61 379**	49 275

[1] *The increase in gold revenue during the 2024 financial year is due to the average dollar gold price increasing by 10.6%, combined with a 5.5% increase in gold sold from 45 690kg to 48 222kg. The weakening of the Rand/US$ exchange rate from an average of R17.76/US$ to R18.70/US$ resulted in a 5.3% increase in revenue.*

[2] *Silver is mainly derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2024 financial year is mainly due to an increase in production of 39.2% to 114 240kg from 82 093kg in 2023. In addition, the average dollar silver price increased by 12.9% from US$21.89/oz in the 2023 year to US$24.72/oz.*

[3] *Uranium is derived from the Moab Khotsong operation. The increase is driven by kilograms produced and the average uranium price. Production increased by 12.7% to 267 667kg from 237 438kg in June 2023, together with an increase in the average uranium price of 59.2% to R3 121/kg from R1 960/kg.*

[4] *Relates to services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations. Production from third parties increased from 2 392kg in 2023 to 2 840kg in 2024 resulting in an increase in toll treatment services income of R116 million while management fees increased by R30 million.*

[5] *Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement.*

[6] *Relates to the realised effective portion of the hedge-accounted gold derivatives. The average gold market spot price during the 2024 financial year was R1 249 344/kg (2023: R1 045 527/kg) compared to the average forward price of matured contracts of R1 134 735/kg (2023: R1 028 764/kg). Refer to note 8 for further information.*

[7] *A geographical analysis of revenue is provided in the segment report.*

29 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

3. COST OF SALES

Figures in million	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Production costs – excluding royalty[1]	**37 646**	34 215
Royalty expense[2]	**1 277**	651
Amortisation and depreciation[3]	**4 642**	3 454
Impairment of assets[4]	**2 793**	—
Rehabilitation expenditure	**3**	32
Care and maintenance cost of restructured operations	**246**	227
Employment termination and restructuring[5]	**86**	597
Share-based payments	**171**	51
Toll treatment costs	**420**	323
Other	**(51)**	(15)
Total cost of sales	**47 233**	39 535

[1] *Production costs increased during the 2024 year, mainly due to inflationary pressures on costs including labour, contractors and electricity. Increased production-based bonuses also contributed to higher labour costs. A decrease in stripping activities of Hidden Valley's stage 7 also impacted the total, resulting in a lower credit to production costs of R676 million compared to R1 330 million for the 2023 year.*

[2] *The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied.*

[3] *Higher production at the Hidden Valley and Kalgold operations led to increased depreciation, primarily for stripping activities, with an increase of R535 million year on year. A further increase relates to assets brought into use during the year, in addition to the impact of the increased production and the year-on-year change in the reserve tonnes which is used to calculate depreciation based on the units-of-production method.*

[4] *During the 2024 year, an impairment was recognised for the property, plant and equipment of Target North. Refer to note 7 for further details.*

[5] *The decrease was as a result of fewer employees taking up voluntary severance packages compared to the 2023 year. The higher costs in 2023 were attributable to the voluntary severance packages that were taken up following the disaggregation of the Tshepong Operations into Tshepong North and Tshepong South and the closure of Bambanani in June 2022.*

4. OTHER INCOME STATEMENT ITEMS

Exploration expenditure

An increase in exploration expenditure of R541 million, mainly due to costs incurred for: the updated feasibility study of the Eva Copper project, a significant drill program and the start of early work site activities.

Other operating expenses

The majority of the increase in other operating expenses is attributable to the remeasurement of the contingent consideration liability relating to Mponeng of R291 million. This is mainly as a result of the addition of the Mponeng below-infrastructure royalty following the approval in February 2024 of the Mponeng life-of-mine extension and deepening project. Additionally, Eva Copper contingent consideration increased by R193 million. Refer to note 13 for details on the assumptions used in the fair value measurement.

5. TAXATION

Current taxation

The increased current tax expense is mainly attributable to mining taxes recognised for majority of the group's operations. The increased gold price realised resulted in a significant increase in the profitability of the group's operations.

The following legal entities contributed significantly to the current tax expense:

Figures in million	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Harmony Gold Mining Company Limited (Harmony Company)	**241**	—
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	**1 129**	272
Freegold (Harmony) (Proprietary) Limited (Freegold)	**235**	—
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	**539**	260

30 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

5. TAXATION continued

Deferred taxation

The movement in the net deferred tax liability is mainly attributable to an increase in net taxable temporary differences as well as in deferred tax rates for the majority of the group's South African mining companies. The amount recognised at 30 June 2024 is as follows:

	At	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Balance at beginning of year	**2 105**	1 383
Expense per income statement (a)	**666**	1 080
Tax expense/(credit) directly charged to other comprehensive income (b)	**40**	(358)
Balance at end of year	**2 811**	2 105
Deferred tax asset per balance sheet (c)	**(140)**	(189)
Deferred tax liability per balance sheet	**2 951**	2 294

(a) The main contributors to the increases were:

- Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R510 million in the deferred tax expense (2023: R377 million increase)
- Unwinding of temporary differences related to the utilisation of unredeemed capital expenditure and assessed loss balances resulted in an increase of R74 million (2023: R169 million increase) and R120 million (2023: R9 million increase) in the deferred tax expense, respectively
- The change in deferred tax rates of the remaining legal entities in the group, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R 233 million (2023: R444 million increase)
- The change in deferred tax rate of Mponeng from 17.7% to 8.1%, applied to balances excluding hedge accounted derivatives, resulted in a decrease in the deferred tax expense and liability to the amount of R 379 million (2023: R144 million increase).

(b) The movement in the net derivative position (refer to note 8) resulted in an increase of R39 million (2023: R359 million decrease) in the net deferred tax liability.

(c) As at 30 June 2024, a deferred tax asset was recognised in Harmony Company. A deferred tax asset continues to be recognised as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

6. EARNINGS PER ORDINARY SHARE

	Year ended	
	30 June 2024 (Reviewed)	**30 June 2023 (Audited)**
Weighted average number of shares (million)	**619**	618
Weighted average number of diluted shares (million)[1]	**630**	620
Total earnings per share (cents):		
Basic earnings	**1 386**	780
Diluted earnings[1]	**1 364**	777
Headline earnings	**1 852**	800
Diluted headline earnings	**1 822**	796

[1] *The increase in the weighted average number of diluted shares is as a result of the significant increase in the Harmony share price during the year. This impacted the base as well as the percentage applied to it to determine the bonus element. As a result, there are a larger number of dilutive shares across all active shares schemes, with the exception of the new ESOP scheme, which is anti-dilutive. This, combined with the 2023 deferred share plan implemented in September 2023, resulted in an increase in the diluted shares.*

31 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

6. EARNINGS PER ORDINARY SHARE continued

Reconciliation of headline earnings:

	Year ended	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Net profit for the year attributable to owners of the parent	**8 587**	4 820
Adjusted for:		
Impairment of assets	**2 793**	—
(Profit)/loss on sale of property, plant and equipment	**13**	(46)
Taxation effect on profit/loss on sale of property, plant and equipment	**(3)**	5
Loss on scrapping of property, plant and equipment	**97**	182
Taxation effect on loss on scrapping of property, plant and equipment	**(13)**	(20)
Headline earnings	**11 474**	4 941

7. PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment

Refer to note 14 for capital expenditure related to property, plant and equipment and additions from stripping activities during the year ended 30 June 2024.

Foreign exchange impact

The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations resulted in a decrease of R1 003 million for the year ended 30 June 2024.

Depreciation of property, plant and equipment

Depreciation recognised on property, plant and equipment amounted to R4 628 million for the year ended 30 June 2024. Refer to note 3.

Impairment of property, plant and equipment

At 30 June 2024, management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 *Impairment of Assets*. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the current financial year.

The Target 1 and Doornkop CGUs experienced operational issues during the year ended 30 June 2024. Additionally, there were significant adverse changes to Doornkop's life-of-mine (LOM) plan. These operational issues and the changes in the LOM plan of Doornkop were considered to be indicators of potential impairment and therefore an impairment assessment was performed for the Target 1 and Doornkop CGUs.

Subsequent to 30 June 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces indicated by the preliminary results constitutes an indication of impairment. Even though the information was received after the reporting date, it has been assessed to be an adjusting event in terms of IAS 10, *Events after the Reporting Date,* as it provides more reliable information of circumstances that already existed as at 30 June 2024. Therefore an impairment assessment was also performed for Target North.

For the 2023 financial year, impairment assessments were performed for the Target 1, Kalgold and Kusasalethu CGUs as a result of the operational issues experienced.

The recoverable amounts for these CGUs were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3 within the fair value hierarchy.

Critical accounting estimates and judgements

The recoverable amount of mining assets is determined utilising real discounted future cash flows. Where insufficient information is available to value a resource base or undeveloped property on a discounted cash flow approach, a gold resource multiple valuation is applied which is a market-based valuation technique. In determining the commodity prices and exchange rates assumptions to be used, management assesses the short-, medium- and long-term views of several reputable institutions. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of resources and reserves in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).The resource multiple values have remained consistent with the prior year, as no new market transactions have taken place in the South African gold mining industry that would provide more recent information compared to prior year information.

Post-tax real discount rates of 10.7% and 12.2% were used to determine the recoverable amounts for the Doornkop and Target 1 CGUs, respectively. In 2023, post-tax real discount rates ranging between 11.7% and 13.2% were used for the CGUs tested. No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. The recoverable amounts of Target North and Doornkop's Kimberley reef have been determined using resource multiple valuations.

32 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

7. PROPERTY, PLANT AND EQUIPMENT continued

Impairment of property, plant and equipment continued

The commodity price, exchange rate and resource multiple assumptions used in the impairment assessments are as follows:

	Year ended	
	30 June 2024 (Reviewed)	30 June 2023 (Audited)
US$ gold price per ounce		
– Year 1	**2 258**	1 932
– Year 2	**2 173**	1 844
– Year 3	**2 049**	1 725
– Long term (Year 4 onwards)	**1 772**	1 582
Exchange rate (R/US$)		
– Year 1	**18.39**	18.28
– Year 2	**17.96**	17.44
– Year 3	**18.36**	17.13
– Long term (Year 4 onwards)	**18.26**	16.22
Rand gold price (R/kg)		
– Year 1	**1 335 000**	1 135 000
– Year 2	**1 255 000**	1 034 000
– Year 3	**1 209 000**	950 000
– Long term (Year 4 onwards)	**1 040 000**	825 000
Resources multiples (US$/oz) (underground operations)		
Measured	**16.50**	n/a
Indicated	**9.00**	n/a
Inferred	**3.60**	n/a

Included in the discounted cash flow models used for determining recoverable amounts of the respective CGUs, management incorporated the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme, as part of its greater decarbonisation strategy.

Results of impairment and assessment

Based on the impairment tests performed, the following impairment of property, plant and equipment was recorded for the 2024 financial year:

	Year ended	
Figures in million	30 June 2024 (Reviewed)	30 June 2023 (Audited)
Target North (a)	**2 793**	—
Total impairment	**2 793**	—

(a) Target North is a greenfields exploration project. The impairment was as a result of information received during August 2024 by management relating to the preliminary results of the exploration drilling programme conducted. These preliminary results indicated a decrease in the mineral resource estimation. The mineral resource estimate used to determine the recoverable amount of Target North changed from the previous estimate of 56.4 million resource ounces, consisting of 22 million indicated resources and 34.4 million inferred resources, to the current mineral resource estimate of 13.8 million ounces of inferred resources. The gold resource multiple price in US dollar terms was unchanged from previous assessments. The recoverable amount of Target North was determined as R888 million. Any reasonable possible changes to the unobservable inputs of the mineral resource estimate for Target North would have resulted in immaterial changes.

Where CGUs had previously been impaired, management considered indicators of whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2024.

33 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

7. PROPERTY, PLANT AND EQUIPMENT continued

Impairment of property, plant and equipment continued

Sensitivity analysis

One of the most significant assumptions that influence the life-of-mine plans, and therefore impairment assessments, is the expected commodity prices. Management determined a reasonably possible change of 11.9% in gold prices and resource values based on the standard deviation of market analysts' forecasted long-term gold price assumptions. A 11.9% decrease/increase in the gold price assumptions (with all other variables held constant) would have resulted in the following post-tax impairment being recorded as at 30 June 2024:

Figures in million	30 June 2024 (Reviewed)
11.9% decrease	
Target 1	**450**
Target North	**2 898**
Doornkop	**2 623**
11.9% increase	
Target North	**2 688**

8. DERIVATIVE FINANCIAL INSTRUMENTS

	Hedging contracts						
Figures in million	Rand gold forwards	US$ gold forwards	Rand gold collars[1]	US$ gold collars[1]	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2024 (Reviewed)							
Derivative financial assets	282	30	155	18	3	523	1 011
Non-current	172	27	135	18	3	98	453
Current	110	3	20	—	—	425	558
Derivative financial liabilities	(1 799)	(236)	(9)	(4)	(63)	—	(2 111)
Non-current	(510)	(77)	—	(1)	(21)	—	(609)
Current	(1 289)	(159)	(9)	(3)	(42)	—	(1 502)
Net derivative financial instruments	(1 517)	(206)	146	14	(60)	523	(1 100)
Unrealised gains/(losses) included in other reserves, net of tax	(1 192)	(197)	123	14	—	—	(1 252)
Movements for the year ended 30 June 2024							
Realised losses included in revenue	(1 215)	(50)	—	—	—	—	(1 265)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(1 580)	(310)	141	15	—	—	(1 734)
Gains/(losses) on derivatives	—	—	—	—	(98)	670	572
Day one gain/(loss) amortisation	(114)	(11)	5	1	—	—	(119)
Total gains/(losses) on derivatives	(114)	(11)	5	1	(98)	670	453
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 580)	(310)	141	15	—	—	(1 734)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 580	310	(141)	(15)	—	—	1 734

[1] *Harmony introduced gold collar hedging contracts to its derivative programme during April 2024 to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income. Refer to note 13 for details on the hedging policy.*

34 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Hedging contracts: Rand gold forwards	Hedging contracts: US$ gold forwards	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2023 (Audited)					
Derivative financial assets	179	67	44	89	379
Non-current	135	33	16	85	269
Current	44	34	28	4	110
Derivative financial liabilities	(1 291)	(19)	—	(221)	(1 531)
Non-current	(401)	—	—	(69)	(470)
Current	(890)	(19)	—	(152)	(1 061)
Net derivative financial instruments	(1 112)	48	44	(132)	(1 152)
Unrealised gains included in other reserves, net of tax	(808)	55	—	—	(753)
Movements for the year ended 30 June 2023					
Realised gains/(losses) included in revenue	(209)	25	—	—	(184)
Unrealised losses on gold contracts recognised in other comprehensive income	(1 748)	(34)	—	—	(1 782)
Gains/(losses) on derivatives	—	—	21	(145)	(124)
Day one loss amortisation	(66)	(4)	—	—	(70)
Total gains/(losses) on derivatives	(66)	(4)	21	(145)	(194)
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 748)	(34)	—	—	(1 782)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 748	34	—	—	1 782

Reconciliation of the hedge reserve:

Figures in million	Year ended 30 June 2024 (Reviewed)	Year ended 30 June 2023 (Audited)
Opening balance at the beginning of the year	**(753)**	480
Remeasurement of gold hedging contracts	**(499)**	(1 233)
Unrealised loss on gold hedging contracts	**(1 734)**	(1 782)
Released to revenue	**1 265**	184
Foreign exchange translation	**9**	6
Deferred taxation thereon	**(39)**	359
Closing balance at the end of the year	**(1 252)**	(753)

35 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

8. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY25		FY26		FY27		
	HY1[1]	HY2[2]	HY1[1]	HY2[2]	HY1[1]	HY2[2]	Total
Foreign exchange contracts							
Zero cost collars							
US$m	178	146	48	18	—	—	390
Average floor – R/US$	18.48	19.30	19.21	19.57	—	—	18.93
Average cap – R/US$	20.48	21.31	21.21	21.57	—	—	20.93
Forward contracts							
US$m	75	67	36	9	—	—	187
Average forward rate – R/US$	19.53	20.05	20.12	20.40	—	—	19.79
Commodity contracts							
Rand gold forward contracts							
000 oz – cash flow hedge	192	188	152	82	14	10	638
Average R'000/kg	1 253	1 365	1 389	1 550	1 679	1 734	1 373
US$ gold forward contracts							
000 oz – cash flow hedge	20	19	18	11	5	2	75
Average US$/oz	2 151	2 155	2 249	2 496	2 634	2 695	2 273
Rand gold zero-cost collar contracts							
000 oz – cash flow hedge	24	22	4	26	50	44	170
Average floor – R'000/kg	1 346	1 412	1 463	1 534	1 577	1 618	1 524
Average cap – R'000/kg	1 523	1 591	1 672	1 726	1 786	1 827	1 722
US$ gold zero-cost collar contracts							
000 oz – cash flow hedge	2	2	6	7	7	7	31
Average floor – US$/oz	2 260	2 302	2 391	2 448	2 499	2 536	2 447
Average cap – US$/oz	2 510	2 552	2 658	2 721	2 786	2 818	2 721
Total gold contracts							
000 oz – cash flow hedge	238	231	180	126	76	63	914
US$ silver contracts							
000 oz	600	600	600	430	—	—	2 230
Average floor – US$/oz	25.13	26.70	28.14	29.59	—	—	27.22
Average cap – US$/oz	27.95	29.55	31.20	32.83	—	—	30.20

[1] *July – December*
[2] *January – June*

Refer to note 13 for details on the fair value measurements.

9. RESTRICTED CASH AND INVESTMENTS

The balance at 30 June 2024 increased by R371 million, mainly due to interest received on restricted investments (R329 million), which increased year on year due to higher interest rates in 2024.

10. PROVISION FOR ENVIRONMENTAL REHABILITATION

The decrease in the provision of R318 million is mainly due to the change in estimate of R527 million. The majority of the change relates to the inclusion of the deepening project for Mponeng in its life-of-mine plan. This increased the number of years and together with higher discount rates resulted in a significant decrease in the net present value of the liability. Furthermore, the translation of the balance for Australasia of R159 million contributed to the decrease in the provision. The decrease is offset by the time value of money unwind of R486 million.

36 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

11. TRADE AND OTHER PAYABLES

The increase of R391 million is mainly due to timing of payments and receipt of invoices relating to shaft-related costs. Refer to note 3 for the increase in certain cost categories year on year.

12. BORROWINGS

Summary of facilities' terms

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Green loan SA rand[1]	Rand RCF SA rand
At 30 June 2024 (Reviewed)				
Original facility (million)	100	300	1 500	2 500
Drawn down/loan balance (million)	100	—	—	—
Undrawn committed borrowing facilities (million)	N/A	300	1350 [3]	2 500
Maturity	May 2027[2]	May 2027[2]	November 2028	May 2027[2]
Repayment terms	On maturity	On maturity	Bi-annual[3]	On maturity
Interest rate	SOFR + 2.85%	SOFR + 2.70%	JIBAR + 2.65%	JIBAR + 2.40%

[1] *This facility can only be drawn down for qualifying projects.*

[2] *During March 2024, a 12-month extension has been granted from May 2026.*

[3] *Initially ten equal bi-annual instalments starting from June 2024, with the final instalment on maturity. As no drawdowns have occurred as of 30 June 2024, the first R150 million is no longer available.*

Interest bearing borrowings

Figures in million	At 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Non-current borrowings		
US$400 million facility – sustainability linked	**1 785**	5 592
Total non-current borrowings	**1 785**	5 592
Current borrowings		
US$400 million facility – sustainability linked	**9**	103
Total current borrowings	**9**	103

The following draw downs and repayments were made during the 2024 year:

- R2.5 billion facility – sustainability linked : R300 million draw down and subsequent repayment of R300 million
- US$400 million facility – sustainability linked: US$200 million (R3 747 million) repayment.

The debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/ Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment, restructuring cost and gains/losses on disposal of property, plant and equipment.*

[2] *Leverage is defined as total net debt to EBITDA.*

Loan covenants tests were performed for the loans for the year ended 30 June 2024 and no breaches were noted. For the June 2024 year, the group's interest cover ratio was 44.1 times (2023: 26.0 times) while the group's leverage was negative 0.2 (2023: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net cash position.

37 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

12. BORROWINGS continued

Figures in million	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Translation gain/(loss) on US$ facilities[1]	**83**	(820)
Rand/US$ exchange rate:		
Closing/spot	**18.19**	18.83
Average	**18.70**	17.76

[1] *The remainder of foreign exchange transaction gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.*

13. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

The Rand strengthened during the 2024 year from a closing rate of R18.83/US$1 on 30 June 2023 to R18.19/US$1 on 30 June 2024. The strengthening of the Rand resulted in the average locked-in rates being higher than the spot exchange rate at 30 June 2024, which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 30 June 2024. The strengthening of the Rand also had a positive impact on the translation of the US$ debt facilities at 30 June 2024. Refer to note 12 for detail.

The Kina weakened from a closing rate of PGK2.38/A$1 on 30 June 2023 to PGK2.57/A$1 on 30 June 2024 and the Rand strengthening during the year to R12.14/A$ on 30 June 2024 from a closing rate of R12.56/A$ on 30 June 2023. This impacted the translation of balances from Kina to Australian dollar and Australian dollar to Rand on consolidation as well as the average rate at which income statement items were translated at. These changes resulted in a foreign exchange translation loss of R943 million for the 2024 year.

The relevant exchange rates traded in the following ranges:

	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
R/US$ foreign exchange rate range for the year	**17.54 – 19.51**	16.17 – 19.81
R/A$ foreign exchange rate range for the year	**11.71 – 12.72**	11.19 – 12.94
A$/PGK foreign exchange rate range for the year	**2.30 – 2.60**	2.18 – 2.52

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. A new limit for gold hedging was approved by the Board in April 2024 as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. Prior to April 2024, the limit was 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.

An increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the gold forward hedging contracts that matured during the period as well as those that were outstanding as at 30 June 2024.

Gold traded in the following ranges:

	Year ended 30 June 2024 (Reviewed)	30 June 2023 (Audited)
Gold price range in US$/oz for the year	**1 820 – 2 425**	1 622 – 2 051

Interest rate risk

With inflation rates easing and economies recovering, central banks have kept interest rates unchanged during the year ended 30 June 2024. The stable interest rates coupled with a reduction in borrowings has had a positive impact on Harmony's cost of borrowings. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

38 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Credit risk

Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.

At 30 June 2024, the national scale investment grade rating of the major South African banks remained unchanged at AA+, which is in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 30 June 2024 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts changed from A+ at 30 June 2023 to AA- at 30 June 2024. The assessed ECL remained immaterial.

Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

Capital risk management

The group made repayments of R4 047 million during the year ended 30 June 2024. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming increased capital expenditure.

Net cash/(debt) is as follows:

Figures in million	At 30 June 2024 (Reviewed)	At 30 June 2023 (Audited)
Cash and cash equivalents	**4 693**	2 867
Borrowings	**(1 794)**	(5 695)
Net cash/(debt)	**2 899**	(2 828)

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

Figures in million	Fair value hierarchy level	At 30 June 2024 (Reviewed)	At 30 June 2023 (Audited)
Fair value through other comprehensive income financial instruments			
Other non-current assets (a)	Level 3	**88**	78
Restricted cash and investments (b)	Level 1	**335**	305
Fair value through profit or loss financial instruments			
Restricted cash and investments (b)	Level 2	**1 569**	1 705
Derivative financial assets (c)	Level 2	**1 011**	379
Derivative financial liabilities (c)	Level 2	**(2 111)**	(1 531)
Loan to ARM BBEE Trust (d)	Level 3	**68**	101
Contingent consideration liability (e)	Level 3	**(965)**	(589)

(a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2024. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b) The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

39 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination continued

(c) The mark-to-market remeasurement of the derivative contracts (refer to note 8 for further details) was determined as follows:

- Foreign exchange contracts comprise of zero cost collars and forward exchange contracts (FECs): The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve).
- Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate.
- US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate.
- Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate.
- Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities.
- US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities.

(d) At 30 June 2024, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 12.6% (2023: 12.7%). A 73 basis points (2023: 37 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the 2024 year, repayments to the value of R42 million (2023: R74 million) were received. Refer to the statement of cash flows.

(e) Contingent consideration liabilities consist of the following:

- Mponeng operation

  As part of the acquisition of the Mponeng operation and related assets, it was agreed that the purchase price would comprise contingent consideration based on the following criteria:

  (i) US$260/oz payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per calendar year for six years, commencing 1 January 2021 and

  (ii) US$20/oz payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.

  The contingent consideration was determined using the expected gold production profile for Mponeng. At 30 June 2024, the liability was valued at R587 million (2023: R404 million), using a discounted cash flow valuation method at a post-tax real rate of 10.5% (2023: 9.6%). Should the expected gold production profile increase by 17.0% or decrease by 17.0%, the contingent consideration liability would increase by R624 million (2023: R411 million at 9.8%) or decrease by R364 million (2023: R314 million at 9.8%) respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. The remeasurement of the liability has been included in other operating income/(expenses).

- Eva Copper

  The consideration for Eva Copper includes contingent consideration valued at R378 million (2023: R185 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.4% (2023: 12.9%). A long-term copper price of US$4.00/lbs (2023: US$3.50/lbs) was applied in the valuation. A 10.4% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. The remeasurement of the liability has been included in other operating income/(expenses).

Reconciliation of the contingent consideration liabilities:

	At	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Balance at beginning of the year	**589**	356
Acquisitions	**—**	169
Payment – Mponeng	**(108)**	—
Remeasurement of contingent consideration (refer to note 4)	**484**	64
Balance at end of the year	**965**	589

40 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

13. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination continued

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates.

14. CASH GENERATED BY OPERATIONS

	Year ended	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Reconciliation of profit before taxation to cash generated by operations		
Profit before taxation	**11 770**	6 606
Adjustments for:		
Amortisation and depreciation	**4 642**	3 454
Impairment of assets	**2 793**	—
Share-based payments	**250**	112
Net decrease in provision for post-retirement benefits	**(16)**	(15)
Net decrease in provision for environmental rehabilitation	**(114)**	(88)
(Profit)/loss on sale of property, plant and equipment	**13**	(46)
Loss on scrapping of property, plant and equipment	**97**	182
Profit from associates	**(81)**	(57)
Investment income	**(809)**	(663)
Finance costs	**796**	994
Inventory-related adjustments	**(503)**	31
Foreign exchange translation differences	**(110)**	795
Non-cash portion of (gains)/losses on derivatives	**(432)**	253
Day one loss amortisation	**(16)**	(45)
Streaming contract revenue	**(323)**	(338)
Silicosis settlement provision – net	**(327)**	(338)
Contingent consideration remeasurement	**484**	64
Other non-cash adjustments	**37**	5
Effect of changes in operating working capital items		
Increase in Receivables	**(258)**	(627)
Increase in Inventories	**(50)**	(308)
Increase in Payables	**332**	618
Cash generated by operations	**18 175**	10 589

Additional cash flow information

(a) The increase in cash generated by operations is primarily due to higher revenue earned. Refer to note 2 for further detail. The increase was slightly offset by the increase in operational costs such as production costs, royalties and exploration expenditure. Refer to note 3 and 4 respectively for further detail.

(b) Additions to property, plant and equipment:

	Year ended	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Capital expenditure – operations	**7 436**	6 088
Capital and capitalised exploration and evaluation expenditure	**70**	38
Additions resulting from stripping activities	**892**	1 514
Total additions to property, plant and equipment	**8 398**	7 640

(c) Cash and cash equivalents comprises cash on hand and demand deposits.

41 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

15. COMMITMENTS AND CONTINGENCIES

	At	
Figures in million	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
Capital expenditure commitments:		
Contracts for capital expenditure	**1 702**	2 053
Authorised by the directors but not contracted for[1]	**14 442**	8 525
Total capital commitments	**16 144**	10 578

[1] *The increase relates mainly to the additional capital included for renewable energy projects and the Zaaiplaats project, increasing approximately R1.5 billion and R1.0 billion respectively. Also contributing is the inclusion of approximately R2.9 billion for the Mponeng life of mine extension and deepening project.*

The solar projects will be financed through the green loan (refer to note 12), with the rest of the expenditure being financed from existing resources and where appropriate, borrowings.

Contingent liabilities

Randfontein Estates Limited (REL), a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality (Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). REL lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R124 million and R164 million under SVR6, while Harmony is contending for total rates payable of between R17 million and R69 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation Appeal Board (Merafong VAB). Payment arrangements have been concluded between REL and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes. Harmony's appeal hearings have been extended to end in October 2024, where the outcome of the matter will be decided upon by the Merafong VAB.

Apart from the above matter, there were no significant changes to Harmony's contingent liabilities. Refer to Harmony's annual financial statements for the financial year ended 30 June 2023.

16. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony at year end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

	At	
Name of director/prescribed officer	**30 June 2024 (Reviewed)**	**30 June 2023 (Audited)**
PW Steenkamp (Executive director)	**612 436**	598 513
BP Lekubo (Executive director)	**52 918**	24 753
HE Mashego (Executive director)	**55 053**	28 975
A Buthelezi (Prescribed officer)	**13 390**	—
BB Nel (Prescribed officer)	**79 706**	54 195
MP van der Walt (Prescribed officer)	**47 092**	66 870
JJ van Heerden (Prescribed officer)	**74 065**	42 310
M Naidoo-Vermaak (Prescribed officer)[1]	**n/a**	7 966

[1] *Resigned as prescribed officer effective 31 December 2023.*

17. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 45.

42 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2024 (RAND)

18. RECONCILIATION OF SEGMENT INFORMATION

Figures in million	Year ended 30 June 2024 (Reviewed)	Year ended 30 June 2023 (Audited)
Reconciliation of production profit to gross profit		
Revenue per segment report	**58 270**	47 520
– Revenue per income statement	**61 379**	49 275
– Other metal sales treated as by-product credits in the segment report	**(2 533)**	(1 325)
– Toll treatment services[1]	**(576)**	(430)
Production costs per segment report	**(36 390)**	(33 541)
– Production costs per income statement	**(38 923)**	(34 866)
– Other metal sales treated as by-product credits in the segment report	**2 533**	1 325
Production profit per segment report	**21 880**	13 979
Revenue not included in segments - Toll treatment services	**576**	430
Amortisation and depreciation	**(4 642)**	(3 454)
Toll treatment costs[2]	**(420)**	(323)
Impairment of assets[3]	**(2 793)**	—
Other cost of sales items	**(455)**	(892)
Gross profit as per income statement[4]	**14 146**	9 740

[1] *Refer to note 2 for more detail.*
[2] *Refer to note 3 for more detail.*
[3] *Refer to note 7 for more detail.*
[4] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

Figures in million	At 30 June 2024 (Reviewed)	At 30 June 2023 (Audited)
Reconciliation of total segment assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets (a)	**1 064**	1 080
Undeveloped properties (b)	**4 475**	7 384
Other non-mining assets	**567**	516
Assets under construction (c)	**1 941**	2 118
Total	**8 047**	11 098

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North property, Eva Copper and Wafi-Golpu's undeveloped properties. Refer to note 7 for details on Target North.

(c) Assets under construction consist of the Wafi-Golpu assets.

43 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

44 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2024 (RAND) 19. SUBSEQUENT EVENTS (a) During August 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces as indicated by the preliminary results constitutes an indication of impairment. The indicator is considered to be an adjusting event as it provides more reliable information of circumstances that already existed as at 30 June 2024. Therefore an impairment assessment was performed for Target North at the reporting date. Please refer to note 7 for more information relating to the impairment considerations of Target North. (b) On 30 July 2024, the Queensland Government announced its decision to provide conditional grant funding of A$20.7 million for Eva Copper under the Mount Isa Mining Acceleration Programme. The grant is subject to a number of conditions, including that Harmony reaches a positive Final Investment Decision by January 2026. This constitutes a non-adjusting subsequent event. Management is still assessing the 2025 financial year accounting treatment and impact of the government grant. (c) On 4 September 2024, a final dividend of 94 SA cents was declared, payable on 14 October 2024. (d) Effective from 1 September 2024, Harmony has entered into an agreement with RMA Life Assurance Company Limited (RMA) to transfer the liability in respect of the medical promise and medical aid subsidy, and the administration thereof, from Harmony to RMA. During September 2024, Harmony will transfer a once-off amount of R350 million to RMA as a single premium for the transfer of the on-balance sheet liability of R290 million. In terms of the agreement, RMA will assume responsibility for the administration of the medical promise in respect of all Continuation and Widows Members Society (CAWMS) members and good leavers while Harmony will remain responsible for all active members until such a date as they become either CAWMS or good leavers. Once Harmony and RMA have fulfilled all the relevant clauses per the contract, the liability will be derecognised.

SEGMENT REPORT (RAND/METRIC)

FOR THE YEAR ENDED 30 JUNE 2024 (REVIEWED)

	Revenue[2] 30 June		Production cost 30 June		Production profit/(loss) 30 June		Segment assets 30 June		Capital expenditure[#] 30 June		Kilograms produced[*] 30 June		Tonnes milled[*] 30 June	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Moab Khotsong	**8 108**	7 036	**4 638**	4 515	**3 470**	2 521	**6 017**	5 125	**1 330**	1 167	**6 599**	6 668	**822**	920
Mponeng	**10 577**	7 845	**5 795**	4 997	**4 782**	2 848	**4 438**	4 630	**890**	704	**8 751**	7 449	**880**	884
Tshepong North	**3 877**	3 530	**2 827**	2 701	**1 050**	829	**2 369**	2 226	**559**	553	**3 248**	3 354	**726**	795
Tshepong South	**3 734**	3 607	**2 564**	2 395	**1 170**	1 212	**2 326**	2 043	**527**	514	**3 129**	3 431	**465**	506
Doornkop	**4 198**	4 384	**3 041**	3 009	**1 157**	1 375	**3 924**	3 624	**686**	716	**3 470**	4 213	**815**	898
Joel	**2 079**	2 044	**1 663**	1 616	**416**	428	**1 372**	1 306	**235**	231	**1 733**	1 947	**401**	435
Target 1	**2 262**	1 308	**2 352**	2 009	**(90)**	(701)	**1 951**	1 745	**488**	428	**1 859**	1 275	**462**	365
Kusasalethu	**4 638**	3 621	**3 670**	3 343	**968**	278	**520**	634	**226**	253	**3 842**	3 460	**584**	567
Masimong	**2 137**	2 053	**1 852**	1 724	**285**	329	**—**	16	**44**	47	**1 780**	1 961	**473**	470
Bambanani[1]	**—**	18	**—**	16	**—**	2	**—**	—	**—**	—	**—**	—	**—**	—
Surface														
Mine Waste Solutions	**4 016**	2 689	**2 047**	1 809	**1 969**	880	**3 546**	2 060	**1 463**	932	**3 770**	2 804	**22 655**	23 067
All other surface operations	**6 463**	4 945	**3 694**	3 371	**2 769**	1 574	**1 268**	1 234	**338**	316	**5 296**	4 719	**19 676**	19 382
Total South Africa	**52 089**	43 080	**34 143**	31 505	**17 946**	11 575	**27 731**	24 643	**6 786**	5 861	**43 477**	41 281	**47 959**	48 289
International														
Hidden Valley	**6 181**	4 440	**2 247**	2 036	**3 934**	2 404	**5 570**	5 766	**1 541**	1 737	**5 101**	4 370	**3 360**	3 846
Total international	**6 181**	4 440	**2 247**	2 036	**3 934**	2 404	**5 570**	5 766	**1 541**	1 737	**5 101**	4 370	**3 360**	3 846
Total operations	**58 270**	47 520	**36 390**	33 541	**21 880**	13 979	**33 301**	30 409	**8 327**	7 598	**48 578**	45 651	**51 319**	52 135
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 18)	**3 109**	1 755	**2 533**	1 325	**576**	430	**8 047**	11 098	**—**	—	**—**	—	**—**	—
	61 379	49 275	**38 923**	34 866	**22 456**	14 409	**41 348**	41 507	**8 327**	7 598	**48 578**	45 651	**51 319**	52 135

 # Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R71 million (2023: R41 million).

** Production statistics are unaudited and not reviewed.*

1 The Bambanani operation closed in June 2022. The transactions in the prior year relate to the inventory at 30 June 2022.

2 Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.

45 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2024**	**30 June 2023**
Revenue	**3 282**	2 774
Cost of sales	**(2 530)**	(2 225)
Production costs	**(2 081)**	(1 963)
Amortisation and depreciation	**(248)**	(194)
Impairment of assets	**(154)**	—
Other items	**(47)**	(68)
Gross profit	**752**	549
Corporate, administration and other expenditure	**(69)**	(59)
Exploration expenditure	**(56)**	(28)
Gains/(losses) on derivatives	**24**	(11)
Foreign exchange translation gains/(loss)	**5**	(36)
Other operating expenses	**(36)**	(15)
Operating profit	**620**	400
Acquisition-related costs	**—**	(12)
Share of profits from associates	**4**	3
Investment income	**43**	37
Finance costs	**(43)**	(56)
Profit before taxation	**624**	372
Taxation	**(165)**	(97)
Current taxation	**(129)**	(36)
Deferred taxation	**(36)**	(61)
Net profit for the year	**459**	275
Attributable to:		
Non-controlling interest	**5**	4
Owners of the parent	**454**	271
Earnings per ordinary share (cents)		
Basic earnings	**73**	44
Diluted earnings	**72**	44

The convenience translation condensed consolidated income statement utilises the currency conversion average rate for the year ended 30 June 2024: US$1 = R18.70 (30 June 2023: US$1 = R17.76).

Note on convenience translations

The US dollar convenience financial information included in these condensed financial statements on pages 46 to 50 has been prepared to enable shareholders to interpret the financial performance in a universally measured currency. This US dollar convenience financial information constitutes pro forma financial information in terms of the JSE Listing Requirements. The pro forma financial information is presented for illustrative purposes only and is the responsibility of the Board. Due to its nature, the pro forma financial information may not fairly present Harmony's financial position, changes in equity, results of operations or cash flows. The underlying information used in the preparation of the pro forma financial information has been prepared using the Rand financial results included on pages 25 to 28 for the primary statements and page 45 for the segment report. The requirements of IAS 21 *The Effects of Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements.

46 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2024	Year ended 30 June 2023
Net profit for the year	**459**	275
Other comprehensive income for the year, net of income tax	**(76)**	(5)
Items that may be reclassified subsequently to profit or loss	**(77)**	(6)
Foreign exchange translation gain/(loss)	**(50)**	63
Remeasurement of gold hedging contracts	**(27)**	(69)
Items that will not be reclassified to profit or loss	**1**	1
Total comprehensive income for the year	**383**	270
Attributable to:		
Non-controlling interest	**5**	3
Owners of the parent	**378**	267

The convenience translation condensed consolidated statement of comprehensive income utilises the currency conversion average rate for the year ended 30 June 2024: US$1 = R18.70 (30 June 2023: US$1 = R17.76).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2024 (CONVENIENCE TRANSLATION)

Figures in million	Share capital and premium	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2023	**1 811**	**(272)**	**373**	**6**	**1 918**
Share-based payments	**—**	**—**	**13**	**—**	**13**
Net profit for the year	**—**	**472**	**—**	**6**	**478**
Other comprehensive income for the year	**—**	**—**	**(78)**	**—**	**(78)**
Dividends paid	**—**	**(77)**	**—**	**(2)**	**(79)**
Balance – 30 June 2024	**1 811**	**123**	**308**	**10**	**2 252**
Balance – 1 July 2022	1 749	(512)	358	5	1 600
Share-based payments	—	—	6	—	6
Net profit for the year	—	256	—	3	259
Other comprehensive income for the year	—	—	(4)	—	(4)
Dividends paid	—	(7)	—	(1)	(8)
Balance – 30 June 2023	1 749	(263)	360	7	1 853

The convenience translation condensed consolidated statement of changes in equity utilises the currency conversion closing rate for 30 June 2024: US$1 = R18.19 (30 June 2023: US$1 = R18.83).

47 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2024	30 June 2023
ASSETS		
Non-current assets		
Property, plant and equipment	**2 273**	2 204
Intangible assets	**1**	2
Restricted cash and investments	**357**	325
Investments in associates	**9**	6
Deferred tax assets	**8**	10
Other non-current assets	**19**	18
Derivative financial assets	**25**	14
Total non-current assets	**2 692**	2 579
Current assets		
Inventories	**198**	173
Restricted cash and investments	**2**	2
Trade and other receivables	**143**	127
Derivative financial assets	**31**	6
Cash and cash equivalents	**258**	152
Total current assets	**632**	460
Total assets	**3 324**	3 039
EQUITY AND LIABILITIES		
Share capital and reserves		
Attributable to equity holders of the parent company	**2 242**	1 846
Share capital and premium	**1 811**	1 749
Other reserves	**308**	360
Retained earnings/(Accumulated loss)	**123**	(263)
Non-controlling interest	**10**	7
Total equity	**2 252**	1 853
Non-current liabilities		
Deferred tax liabilities	**162**	122
Provision for environmental rehabilitation	**283**	291
Other provisions	**29**	34
Borrowings	**98**	297
Contingent consideration liability	**47**	31
Other non-current liabilities	**15**	18
Derivative financial liabilities	**33**	25
Streaming contract liability	**—**	6
Total non-current liabilities	**667**	824
Current liabilities		
Other provisions	**1**	10
Borrowings	**—**	5
Contingent consideration liability	**6**	—
Trade and other payables	**310**	276
Derivative financial liabilities	**83**	56
Streaming contract liability	**5**	15
Total current liabilities	**405**	362
Total equity and liabilities	**3 324**	3 039

The convenience translation condensed consolidated balance sheet utilises the currency conversion closing rate for 30 June 2024 of US$1 = R18.19 (30 June 2023: US$1 = R18.83).

48 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	30 June 2024	30 June 2023
CASH FLOW FROM OPERATING ACTIVITIES		
Cash generated by operations	**972**	596
Dividends received	**1**	4
Interest received	**18**	9
Interest paid	**(27)**	(20)
Income and mining taxes paid	**(128)**	(29)
Cash generated from operating activities	**836**	560
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in restricted cash and investments	**(1)**	(8)
Amounts refunded from restricted cash and investments	**6**	3
Acquisition of Eva Copper	**—**	(170)
Payment of Mponeng contingent consideration liability	**(6)**	—
ARM BBEE Trust loan repayment	**2**	4
Proceeds from disposal of property, plant and equipment	**—**	3
Additions to property, plant and equipment	**(449)**	(430)
Cash utilised by investing activities	**(448)**	(598)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings raised	**16**	204
Borrowings repaid	**(216)**	(117)
Dividends paid	**(77)**	(9)
Lease payments	**(13)**	(11)
Cash generated/(utilised) by financing activities	**(290)**	67
Foreign currency translation adjustments	**8**	(27)
Net increase/(decrease) in cash and cash equivalents	**106**	2
Cash and cash equivalents – beginning of year	**152**	150
Cash and cash equivalents – end of year	**258**	152

The convenience translation condensed consolidated statement of cash flows utilises the currency conversion average rate for the year ended 30 June 2024: US$1 = R18.70 (30 June 2023: US$1 = R17.76).

The closing balance utilises the currency conversation closing rate for 30 June 2024: US$1 = R18.19 (30 June 2023: US$1 = R18.83).

49 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2024 (CONVENIENCE TRANSLATION)

	Revenue[2] 30 June		Production cost 30 June		Production profit/ (loss) 30 June		Segment assets 30 June		Capital expenditure[#] 30 June		Ounces produced[*] 30 June		Tons milled[*] 30 June	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa Underground														
Moab Khotsong	**434**	396	**248**	254	**186**	142	**331**	272	**71**	66	**212 162**	214 381	**906**	1 015
Mponeng	**566**	442	**310**	281	**256**	161	**244**	246	**48**	40	**281 350**	239 490	**971**	975
Tshepong North	**207**	199	**151**	152	**56**	47	**130**	118	**30**	31	**104 426**	107 834	**800**	876
Tshepong South	**200**	203	**137**	135	**63**	68	**128**	109	**28**	29	**100 599**	110 310	**512**	557
Doornkop	**225**	247	**163**	169	**62**	78	**216**	192	**37**	40	**111 562**	135 451	**900**	990
Joel	**111**	115	**89**	91	**22**	24	**75**	69	**13**	13	**55 718**	62 598	**442**	481
Target 1	**121**	74	**126**	113	**(5)**	(39)	**107**	93	**26**	24	**59 769**	40 992	**510**	402
Kusasalethu	**248**	204	**196**	188	**52**	16	**29**	34	**12**	14	**123 523**	111 242	**644**	626
Masimong	**114**	116	**99**	97	**15**	19	**—**	1	**2**	3	**57 229**	63 047	**523**	519
Bambanani[1]	**—**	1	**—**	1	**—**	—	**—**	—	**—**	—	**—**	—	**—**	—
Surface														
Mine Waste Solutions	**215**	151	**109**	102	**105**	49	**195**	109	**78**	52	**121 207**	90 150	**24 982**	25 437
All other surface operations	**345**	277	**198**	191	**148**	86	**70**	66	**18**	18	**170 270**	151 722	**21 697**	21 373
Total South Africa	**2 786**	2 425	**1 826**	1 774	**960**	651	**1 525**	1 309	**363**	330	**1 397 815**	1 327 217	**52 887**	53 251
International														
Hidden Valley	**331**	250	**120**	115	**210**	135	**306**	306	**82**	98	**164 000**	140 498	**3 705**	4 240
Total international	**331**	250	**120**	115	**210**	135	**306**	306	**82**	98	**164 000**	140 498	**3 705**	4 240
Total operations	**3 117**	2 675	**1 946**	1 889	**1 170**	786	**1 831**	1 615	**445**	428	**1 561 815**	1 467 715	**56 592**	57 491

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$4 million (2023: US$2 million).

* *Production statistics are unaudited and not reviewed.*

1 *The Bambanani operation closed during June 2022. The transactions in the prior year relate to the inventory at 30 June 2022.*

2 *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

50 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024

DEVELOPMENT RESULTS

FOR THE YEAR ENDED 30 JUNE 2024

METRIC

	Reef metres	Sampled metres	CHANNEL Width (cms)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Tshepong North					
Basal	621	616	9.27	140.54	1 303
B Reef	503	500	124.81	35.16	4 388
All reefs	**1 124**	**1 116**	**61.04**	**43.99**	**2 685**
Tshepong South					
Basal	870	872	52.56	28.72	1 509
B Reef	185	192	160.60	2.70	426.9
All reefs	**1 055**	**1 064**	**72.05**	**18.24**	**1 314**
Doornkop					
South Reef	1 798	1 719	66.84	11.44	765
All reefs	**1 798**	**1 719**	**66.84**	**11.44**	**765**
Kusasalethu					
VCR	472	474	55.16	14.34	791
All reefs	**472**	**474**	**55.16**	**14.34**	**791**
Target 1					
Elsburg/Dryerskuil	13	10	226.00	9.96	2 251
All reefs	**13**	**10**	**226.00**	**9.96**	**2 251**
Masimong 5					
Basal	640	517	103.53	9.36	969
B Reef*	583	705	98.21	11.27	1 107
All reefs	**1 223**	**1 222**	**100.46**	**10.44**	**1 048**
Joel					
Beatrix	935	879	128.18	9.10	1 167
All reefs	**935**	**879**	**128.18**	**9.10**	**1 167**
Moab Khotsong					
Vaal Reef	1 256	1 088	117.94	19.63	2 315
C Reef	73	48	49.58	14.67	727
All reefs	**1 328**	**1 136**	**115.05**	**19.53**	**2 248**
Mponeng					
VCR	958	954	79.23	53.80	4 263
Carbon Leader	421	356	55.70	51.36	2 861
All reefs	**1 379**	**1 310**	**72.84**	**53.29**	**3 882**

	Reef metres	Sampled metres	CHANNEL Width (cms)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Total Harmony					
Basal	2 131	2 005	52.40	24.93	1 307
Beatrix	935	879	128.18	9.10	1 167
B Reef	1 272	1 397	116.30	18.81	2 188
Elsburg/Dryerskuil	13	10	226.00	9.96	2 251
Vaal Reef	1 256	1 088	117.94	19.63	2 315
South Reef	1 798	1 719	66.84	11.44	765
VCR	1 430	1 428	71.24	43.66	3 110
C Reef	73	48	49.58	14.67	727
Carbon Leader	421	356	55.70	51.36	2 861
All reefs	**9 328**	**8 930**	**83.94**	**21.41**	**1 797**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

51 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

DEVELOPMENT RESULTS continued

FOR THE YEAR ENDED 30 JUNE 2024

IMPERIAL

	Reef	Sampled	CHANNEL		
	Reef feet	Sampled feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Tshepong North					
Basal	2 038	2 021	4.00	3.74	15
B Reef	1 650	1 640	49.00	1.03	50
All reefs	**3 688**	**3 661**	**24.00**	**1.28**	**31**
Tshepong South					
Basal	2 855	2 861	21.00	0.83	17
B Reef	608	630	63.00	0.08	5
All reefs	**3 463**	**3 491**	**28.00**	**0.54**	**15**
Doornkop					
South Reef	5 900	5 640	26.00	0.34	9
All reefs	**5 900**	**5 640**	**26.00**	**0.34**	**9**
Kusasalethu					
VCR	1 548	1 555	22.00	0.41	9
All reefs	**1 548**	**1 555**	**22.00**	**0.41**	**9**
Target 1					
Elsburg/Dryerskuil	41	33	89.00	0.29	26
All reefs	**41**	**33**	**89.00**	**0.29**	**26**
Masimong 5					
Basal	2 099	1 696	41.00	0.27	11
B Reef*	1 914	2 313	39.00	0.33	13
All reefs	**4 013**	**4 009**	**40.00**	**0.30**	**12**
Joel					
Beatrix	3 069	2 884	50.00	0.27	13
All reefs	**3 069**	**2 884**	**50.00**	**0.27**	**13**
Moab Khotsong					
Vaal Reef	4 119	3 570	46.00	0.58	27
C Reef	239	157	20.00	0.42	8
All reefs	**4 358**	**3 727**	**45.00**	**0.57**	**26**
Mponeng					
VCR	3 144	3 130	31.00	1.58	49
Carbon Leader	1 381	1 168	22.00	1.49	33
All reefs	**4 525**	**4 298**	**29.00**	**1.54**	**45**

	Reef	Sampled	CHANNEL		
	Reef feet	Sampled feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	6 992	6 578	21.00	0.71	15
Beatrix	3 069	2 884	50.00	0.27	13
B Reef	4 172	4 583	46.00	0.55	25
Elsburg/Dryerskuil	41	33	89.00	0.29	26
Vaal Reef	4 119	3 570	46.00	0.58	27
South Reef	5 900	5 640	26.00	0.34	9
VCR	4 691	4 685	28.00	1.28	36
C Reef	239	157	20.00	0.42	8
Carbon Leader	1 381	1 168	22.00	1.49	33
All reefs	**30 603**	**29 298**	**33.00**	**0.63**	**21**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

52 **HARMONY GOLD** MINING COMPANY LIMITED **FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024**

53 HARMONY GOLD MINING COMPANY LIMITED FY24 RESULTS FOR THE YEAR ENDED 30 JUNE 2024 Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2024 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 26 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Theo van Dyk Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa Mineral Resources and Mineral Reserves of Papua New Guinea and Australia: Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 36 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia. Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. COMPETENT PERSON'S DECLARATION HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2023, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: September 5, 2024 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director